Follow-Up Materials



06014792

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q Cells

*CURRENT ADDRESS

PROCESSED

JUL 03 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34938 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/3/06


Q.
WE GROW WITH LIGHT.
ANNUAL REPORT 2005

FINANCIAL HIGHLIGHTS (IFRS)

		2005 [1]	2004 [1]	2003	2002
Income					
Revenues	€, millions	299.4	128.7	48.8	17.3
EBITDA	€, millions	74.5	24.8	8.5	2.4
EBIT	€, millions	63.2	19.6	5.3	0.9
Earnings before taxes	€, millions	59.9	17.9	4.3	0.1
Net income for the year	€, millions	39.9	12.0	3.0	0.2
Financial position					
Non-current assets	€, millions	126.5	67.7	27.3	16.3
Current assets	€, millions	329.6	45.4	25.3	10.3
Total assets	€, millions	456.1	113.1	52.6	26.6
Shareholders' equity	€, millions	321.3	34.7	10.3	0.8
Equity ratio	%	70.4	30.7	19.6	3.0
Financial condition					
Operating cash flow	€, millions	22.6	6.4	0.6	−2.2
Investments in fixed assets	€, millions	44.9	44.9	14.8	7.0
Depreciation/Amortization	€, millions	11.3	5.2	3.2	1.5
Production					
Nominal capacity [2]	MWp	292	170	63	22
Production capacity [2]	MWp	234	136	50	17
Actual production	MWp	165.7	75.9	27.7	9.3
Number of cells produced	millions of units	46.27	22.15	8.94	3.65
Employees					
Employees on December 31	Number	767	484	207	82

[1] Consolidated financial statements
[2] at the end of the respective reporting period

PURCHASE AND SALES CONTRACTS STATUS 12/31/2005

Purchase		**2006+2007**	**2008–2016**
Contracted/secured	MWp	452	1,464
Additional potential availabilities [1]	MWp	(~400)	[2]
Sales		**2006+2007**	**2008–2010**
Contracted/secured	MWp	369 [3]	553 [3]

[1] Potential additional volumes may result from contracted volumes "at risk", annual on-going deliveries, current negotiations and thickness reduction. Based on experience only a part (approx. 30 %) leads to additional delivery quantities.
[2] Forecasts will be undertaken later on in the relevant time frames.
[3] +/− 10 % variation because of stipulations.

WE INTEND TO GROW RAPIDLY IN THE FUTURE TOO: WE ARE STRIVING TO EXPAND OUR PRODUCTION CAPACITY RAPIDLY, STEADILY DEVELOP OUR WELL-PROVEN TECHNOLOGY, INVEST IN THE KEY TECHNOLOGIES OF THE FUTURE, AND CONTINUOUSLY REDUCE THE COSTS OF PHOTOVOLTAICS.

OUR INTENTION IS TO MAKE A SUBSTANTIAL CONTRIBUTION TO IMPROVING THE ENVIRONMENT AND MANKIND'S QUALITY OF LIFE.


Q.CELLS
ANNUAL REPORT 2005 WE GROW WITH





THOMAS SCHMIDT COO Chief Operating Officer (48)

After a technical apprenticeship at Siemens, Schmidt worked at the Heinrich Hertz Institute, the Fraunhofer Institute for news technology in Berlin. In 1985 he set up Ultra Tube GmbH, where he was Technical Managing Director. In 1996 he moved to Dräger Tescom GmbH as Sales and Marketing Manager, and in 2001 became General Manager at Kinetics Germany GmbH. Since October 2003 he has been at Q-Cells, where he was appointed to the Board in April 2004 with responsibility for Production, Supply Chain Management, Quality Management and Safety/Technical Services.



ANTON MILNER Co-founder and CEO Chief Executive Officer (45)

This British-born engineering graduate (Chem. Eng)/MBA has been on the Board of Q-Cells AG since 2000. After college he first worked at Royal Dutch/Shell, where he was involved in oil trading, risk management, gas trading and business analyses, before moving to management consultants, McKinsey & Co., in 1993, initially as a Senior Consultant and later as Senior Engagement Manager. His Board responsibilities comprise Strategy/Investments, Business Development, Marketing & Sales, Wafer Purchasing and Public Relations.



REINER LEMOINE Co-founder and CTO Chief Technology Officer (56)

Q-Cells is now this engineering graduate's (Aeronautical Eng.) third successful start-up in the solar industry: together with colleagues of his, he set up Wuseltronik GbR in Berlin in 1978, a company specializing in wind and solar electronics; there then followed Solon AG in 1996, where Lemoine was the Board Member responsible for Production and Technology. He is responsible at Q-Cells for R&D Strategy, Technological Development, Continuous Improvement and Optimization of Processes and Scientific Projects.



DR. RER. POL. HARTMUT SCHÜNING CFO Chief Financial Officer (47)

After graduating in Business Studies, Schüning started work on the auditing and advisory side at PricewaterhouseCoopers AG, initially as Auditor and later as Senior Auditor. In 1997 he was appointed as CFO at tecis Holding AG, where he prepared the company for its successful IPO in 1998. In January 2003 he moved to edding AG as CFO. Since October 2004 he has been on the Board at Q-Cells with responsibility for Finance, Investor Relations, Personnel, IT and Legal Affairs.

Dear Shareholders, Friends and Partners of Q-Cells

The year 2005 once again brought significant growth for photovoltaics around the world. In consideration of rising prices for fossil fuels and the increasingly noticeable consequences of the climate change, the development of the photovoltaic sector is a good sign for sustainable and reliable energy supply in the future.

For Q-Cells AG, the year was both eventful and successful. We succeeded in continuing the strong growth we have achieved in recent years and have created the foundation for additional growth in the future.

The most important events in 2005 included the production start-up and the ramp up of Line IV, the establishment of EverQ GmbH, the on-schedule construction of production facilities there and at CSG Solar AG, the continued internationalization of our customer base, and the Company's IPO on October 5.

Production of polycrystalline and monocrystalline solar cells rose to 165.7 MWp, up from 75.9 MWp in 2004. This represents a 118% rise.

A corresponding increase in revenue by 133% brought the total to EUR 299.4 million after EUR 128.7 million in 2004.

The net profit grew at a disproportionately high rate. At EUR 39.9 million, it was 233% higher than the prior year total of EUR 12 million.

We consistently pursued our strategic goals in 2005. We significantly expanded our production capacities, made considerable progress in the internationalization of our customer base, were able to further reduce costs, and made progress in the development of new technologies.

By expanding and ramping up Production Line IV, we were able to increase our nominal capacity to 292 MWp as of December 31, 2005. Since the expansion has also proceeded according to plan in the first few months of 2006, we will most likely achieve the planned nominal capacity of 350 MWp by the end of the first half of the year.

Thanks to the continuous expansion of our production capacities, we were able to create a total of 283 new jobs in 2005. The total number of employees rose to 767 persons on December 31, 2005.

The year 2005 was characterized by discussions concerning the shortage of the raw material silicon. **In this situation, we succeeded in securing our raw material supply and hence our growth with new, long-term supply contracts.** We have secured nearly the entire supply of silicon and wafers for the years 2006 and 2007.

In addition, we have already concluded long-term agreements for the period after 2008 for a volume of approx. 1.5 GWp. This volume is nearly ten times as much as the produced output at Q-Cells in 2005.

On the sales side, we were not only able to conclude additional long-term supply contracts in 2005, but also continued to differentiate and internationalize our customer base as planned. In keeping with our commitment to pursue growth in strategically important and promising foreign markets, we gained new customers in Southern Europe, above all in Spain, and in East Asia. We were able to conclude our first supply contracts in several countries that over the long term could play a significant role as sales markets. We succeeded in increasing the export ratio to 36.8% in 2005, up from 25.8% in the previous year. We strengthened our position in the strategically important East Asian market by founding Q-Cells Asia Limited in Hong Kong in August 2005. At the beginning of 2006, our sales office started operations in the Chinese metropolis.

We have already concluded supply contracts on the sales side that in part have terms until 2016, and at least until 2010.

The objective of **cost reduction** was once again a central focus of our research and development activities in 2005, both with respect to products and production processes. We pay special attention to the reduction of the use of material, and above all the consumption of silicon. We made important progress in our wafer slimming program in 2005, and were able to reduce the thickness of the wafers we process to 240 to 220 microns (µm). We now regularly process wafers that are only 200 µm thick. By comparison, in 2003 the wafers were still 330 µm thick.

OUR INVOLVEMENT IN TWO COMPANIES THAT ARE COMMERCIALIZING NEW PHOTOVOLTAIC TECHNOLOGIES IN THALHEIM, GERMANY, IS ALSO GEARED AT THE OBJECTIVE OF REDUCING COSTS.

CSG Solar AG is building its first production facility with a capacity of 25 MWp and has concluded its first long-term supply contracts with customers. The company is commercializing a thin film technology that was developed in Australia and opened its first production facility on March 15. Production is scheduled to start up by mid-2006.

EverQ GmbH was founded in 2005 as a joint venture between Q-Cells and the U.S. company Evergreen Solar, Inc. In November, the Norwegian Renewable Energy Corporation ASA (REC) became the third strategic partner to participate in the company and has secured the supply of silicon for the first production line. Construction at EverQ has been proceeding according to plan, and this company will also be able to start production in the first half of 2006.

Another emphasis of research and development activities at Q-Cells AG is on thin film technologies. These technologies will make it possible to realize significant cost advantages in the future. They can supplement silicon technology, help satisfy the rising demand, and supply new markets.

Q-Cells AG went public in October 2005 in order to finance its continued growth. As a result of the IPO, the Company raised funds in the amount of approx. EUR 240 million. Only two months after the initial listing on the Prime Standard segment of the Frankfurt Stock Exchange, Deutsche Börse listed the Company on the TecDAX technology index effective December 19, 2005. By year-end, the share price increased by 29.6% from the issue price. The free float is currently 35.3%.

Q-Cells was honored with several prizes and awards in the course of the year 2005 for the successful development of the Company. The Company received the 2005 German Founder's Prize in the Climber category and the Entrepreneur of the Year 2005 award in the Start-Up category. In addition, Q-Cells was awarded the German Job Investor Prize for the year 2005 as the company that created the most jobs in terms of percentage. In the Europe's 500 list of the fastest growing companies, Q-Cells ranked as the best among production companies. Finally, Q-Cells AG received the Ethics in Business award for its ethically responsible way of doing business.

Q-Cells AG was repeatedly visited by politicians from all of the major parties in 2005. The visit of the then Federal Chancellor Gerhard Schröder on June 7 was especially important. In addition, the then Environmental Minister Jürgen Trittin and former Foreign Minister Klaus Kinkel visited our production facilities. In talks with the executive officers, politicians of every stripe, both on a regional and national level, confirmed their support for the continued expansion of photovoltaics on the whole and the facility at Thalheim.

We would like to take this opportunity to thank our employees for their dedicated commitment. Without them, our achievements would not have been possible. They not only performed with excellence in completing their own tasks, but also quickly and smoothly integrated the many new employees we hired as result of our rapid growth. We would also like to thank our customers and business partners for their excellent and close partnership. We owe special thanks to the public authorities in Thalheim, Bitterfeld, and Saxony-Anhalt. Our growth in the past few years would not have been possible without their flexibility and promptness.

We would also like to thank everyone who helped make our IPO such a tremendous success. We would like to thank the syndicate banks, our attorneys, and the communication agencies. But above all, we would like to thank our investors and shareholders, who by subscribing to and purchasing shares in Q-Cells AG demonstrated their confidence in our future work.

ANTON MILNER
CEO

REINER LEMOINE
CTO

THOMAS SCHMIDT
COO

DR. RER. POL. HARTMUT SCHÜNING
CFO

1 DR. THOMAS VAN AUBEL
Chairman of the Supervisory Board (since 11/1999, appointed until 2009)
Attorney at law at VAN AUBEL Rechtsanwälte

2 DR. DINNIES JOHANNES VON DER OSTEN
Vice Chairman of the Supervisory Board (since 11/1999, appointed until 2009)
Managing Director of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH

3 MARCEL EGMOND BRENNINKMEIJER
Member of the Supervisory Board since 12/2002, appointed until 2009
CEO Good Energies Inc.
Director at Good Energies Investment B.V.

4 DR. CHRISTIAN REITBERGER
Member of the Supervisory Board since 03/2004, appointed until 2009
Partner in APAX Partners Beteiligungsberatung GmbH

5 IMMO STRÖHER
Member of the Supervisory Board since 11/1999, appointed until 2009
Entrepreneur in the field of renewable energies industry

6 FRAUKE VOGLER
Member of the Supervisory Board since 2005, appointed until 2009
Attorney at law and Tax Advisor at Vogler Roessink Chalupnik

7 HARTMUT KARCHER
Member of the Supervisory Board since 2005
Employee representative
Position in the company: Operator

8 CONSTANZE SCHMIDT
Member of the Supervisory Board since 2005
Employee representative
Position in the company: Assistant HR

9 UWE SCHMORL
Member of the Supervisory Board since 2005
Employee representative
Position in the company: Production Manager


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REPORT OF THE SUPERVISORY BOARD FOR THE FISCAL YEAR FROM JANUARY 1 TO DECEMBER 31, 2005

During the year under review the Supervisory Board has monitored management on a regular basis and provided advice on all issues of significance. To this end, the Executive Board has kept the Supervisory Board informed on the Company's situation and key business transactions in a regular, prompt and comprehensive manner in both written and oral form. The Supervisory Board has dealt with Executive Board reports in the course of five meetings and five conference calls. The Supervisory Board has also discussed the Company's development with the Executive Board on an ongoing basis outside of the scope of meetings.

Key measures and developments The work of the Supervisory Board was greatly impacted by the Q-Cells AG IPO during 2005. Preparations for the Initial Public Offering on the Frankfurt stock exchange on October 5, 2005, constituted a significant portion of the Supervisory Board's work.

Furthermore, investment by Q-Cells AG in additional companies, as well as capital expenditure on new photovoltaic technologies formed a substantial part of discussions with the Executive Board.

The key topics of these joint discussions were:

- Q-Cells AG's Initial Public Offering (IPO), including the related increase in share capital, designating the consortium banks, determining the schedule and IPO volume, establishing and raising the book-building range, as well as stipulating the issue price
- Q-Cells AG's second stock option plan (ESOP II)
- the Company's investment in CSG Solar AG in Thalheim and capital expenditure on this company
- founding EverQ GmbH as a joint venture with Evergreen Solar, Inc. of Marlboro, Massachusetts, USA, as well as the investment of Renewable Energy Corporation ASA (REC) of Høvik (Norway) in this company
- the Company's research and development projects in the core business, as well as thin film technologies
- Q-Cells AG's internationalization strategy and founding of Q-Cells Asia Limited in Hong Kong

Discussions with the Executive Board on ongoing reporting concerning the procurement of silicon wafers, were of special interest to the Supervisory Board during 2005. That was due to the fact that the market was characterized by a shortage in the source material silicon during the year and that the topic was, and still is, therefore one of prime strategic importance for Q-Cells AG. The Executive Board kept the Supervisory Board apprised in depth on procurement strategy as well as the current status of procurement activities.

Corporate Governance Q-Cell's AG's Executive and Supervisory Boards issued a joint declaration of compliance with the Corporate Governance Code under section 161 of the AktG (Stock Corporation Act) on August 22, 2005, in preparation for the Q-Cells AG Initial Public Offering on the official market of the Frankfurt Stock Exchange.

Details can be found in the declaration of compliance and in the Corporate Governance report in the annual report.

Composition of the Supervisory Board Four additional members joined the Supervisory Board during the period under review:

Q-Cells AG's Annual Shareholders' Meeting on August 16, 2005, selected Ms. Frauke Vogler as sixth member of the Supervisory Board.

Since the number of employees exceeded the 500 mark during the year under review, Company employees for the first time were entitled to elect a third of the members of the Supervisory Board according to the One-Third Participation Act (DrittelbG). Membership in the Board was therefore increased from six to nine. In the elections on November 22, 2005, Ms. Constanze Schmidt, Mr. Uwe Schmorl and Mr. Hartmut Karcher were voted in by the employees as their representatives on the Supervisory Board. Ms. Schmidt and Mr. Schmorl together with Ms. Anja Klepp had already been previously appointed as employee representatives by the district court in Stendal, specifically for the transition period until elections could take place. These employee representatives participated in their first Supervisory Board session on August 25.

On behalf of the Supervisory Board, I would like to take this opportunity to thank Ms. Anja Klepp for her work on the Board.

As a result of the change in status due to the addition of employee representatives to the Supervisory Board, the mandates of all six shareholder representatives expired. They were re-elected at the time of the Annual Shareholders' Meeting of September 19, 2005, for a term lasting until the end of the ordinary Shareholders' Meeting that resolves the discharges for the year ending December 31, 2009.

Composition of the Executive Board There are no changes to report in this respect during the period under review. The Executive Board is still comprised of Messrs. Anton Milner, Reiner Lemoine, Thomas Schmidt, and Dr. Hartmut Schüning.

Work of the Committees The Supervisory Board has created three committees.

The **Audit Committee** was engaged extensively with planning fiscal years 2005 and 2006 during the period under review. Discussions centered on accounting questions, the implementation of an internal control system and the basic organization of the Accounting and Control department. The activities undertaken by the Audit Committee as part of the preparation and review of the annual financial statements are presented below in the section on 'Annual Financial Statements'. Another focus of activity was the valuation of stock options under IFRS.

Members of the Audit Committee were:

- Dr. Christian Reitberger from January 1, 2005, until August 24, 2005,
- Dr. Dinnies Johannes von der Osten from January 1, 2005, to December 31, 2005 (also Chairman from January 1, 2005 to August 24, 2005), and
- Frauke Vogler from August 25, 2005, until December 31, 2005 (also Chairman from August 25, 2005, to December 31, 2005)

The **Compensation Committee** dealt with compensation systems in the Company during 2005, in particular for those affecting the Executive Board and management, as well as with the design of the Stock Option Program II, as well as, to a lesser extent, the modifications to Stock Option Program I necessitated by the IPO.

The Compensation Committee was composed of:

- Immo Ströher from January 1, 2005, until August 24, 2005,
- Marcel Brenninkmeijer from January 1, 2005, to December 31, 2005,
- Dr. Christian Reitberger from August 25, 2005, until December 31, 2005, and
- Dr. Thomas van Aubel from August 25, 2005, until December 31, 2005 *(also Chairman from August 25, 2005, to December 31, 2005)*

The **Strategy Committee** was instituted on November 11, 2005. Its task is the discussion of strategic options, including possible merger and acquisition activity, with the Executive Board. During the period under review discussions took place with the Executive Board on general questions concerning the committee's work.

The Strategy Committee was composed of the following members (from November 16, 2005, to December 31, 2005):

- Marcel Brenninkmeijer,
- Dr. Christian Reitberger,
- Dr. Dinnies Johannes von der Osten, and
- Dr. Thomas van Aubel

Annual financial statements The Supervisory Board appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Leipzig, to perform the audit of the financial statements of Q-Cells AG consistent with the resolution passed at the Annual Shareholders' Meeting on August 16, 2005.

The Audit Committee discussed the annual financial statements for 2005 with the auditors, the Financial Director and Company employees and set its own emphases for the review. Accounting for individual balance sheet items and their presentation in the Notes were discussed. In conclusion, the auditors and the Executive Board have responded to all questions of the Audit Committee on individual balance sheet items and their presentation in the financial statements of 2005.

The annual financial statements were the subject of discussion by the Supervisory Board in the presence of the auditor. The audit was monitored by the Audit Committee, which also prepared a report to the plenary Supervisory Board. The auditor granted an unqualified audit opinion on the annual financial statements.

The plenary Supervisory Board for its part examined the annual financial statements, the Management Report prepared by the Executive Board and the recommendation for appropriation of profits made by the Executive Board.

The Supervisory Board agreed with the findings of the auditor on the review of the annual financial statements.

The Supervisory Board raised no objections as the result of its own review. It approved the annual financial statements prepared by the Executive Board. They are thereby adopted.

Thanks from the Supervisory Board The Supervisory Board wishes to thank the Executive Board, Company representatives and all employees of Q-Cells AG and its affiliated companies for their commitment and hard work.

Berlin, April 19, 2006

DR. THOMAS VAN AUBEL

Chairman of the Supervisory Board

CORPORATE GOVERNANCE REPORT 2005

1. EXECUTIVE BOARD, SUPERVISORY BOARD AND ADVISORY BOARD

The Executive Board of Q-Cells AG manages the Company and is supervised and advised by the Supervisory Board. The Executive Board informs the Supervisory Board regularly and without delay of issues of strategy and planning relevant to the total enterprise as well as with regard to business development, the financial position and performance and business risks. Furthermore, the Supervisory Board has determined that the Executive Board must have the consent of the Supervisory Board for certain types of transactions. The Supervisory Board meets at least two times every six months of the calendar year. It must form an Audit Committee and a Compensation Committee from among its members. More detailed information concerning the activity of the Supervisory Board and the cooperation between the Supervisory Board and the Executive Board can be found in the Report of the Supervisory Board. In addition, the Company has established an Advisory Board which meets twice a year and has the function of advising the Executive Board on strategic matters. The Advisory Board is not a corporate board under corporate law but is a body voluntarily established by Q-Cells AG.

2. SHAREHOLDERS

We use the financial calendar published on our website (www.q-cells.com) to inform shareholders and interested persons of all important events. In addition to ad hoc announcements, other current developments and important company information are available on our website at any time. Moreover, the company's articles of incorporation, its current and previous annual and quarterly reports as well as information concerning share performance are available on the website. In the Annual Shareholders' Meeting, shareholders have the possibility to exercise their voting right themselves or through a proxy of their choice.

3. JOINT DECLARATION BY THE EXECUTIVE BOARD AND SUPERVISORY BOARD REGARDING THE CORPORATE GOVERNANCE CODE

Section 161 of the German Stock Corporation Act (AktG) requires the Executive Board and the Supervisory Board of a listed stock corporation to declare once a year that the recommendations of the German Corporate Governance Code published by the Federal Ministry of Justice have been and are being complied with. This Code contains recommendations regarding the shareholders and the Annual Shareholders' Meeting, the Executive Board and Supervisory Board, transparency, reporting and the audit of annual financial statements. If the stock corporation in question has not complied with or does not intend to comply with a recommendation, the Executive Board and Supervisory Board must announce this in their annual compliance statement.

In their joint declaration of August 22, 2005, the Executive Board and Supervisory Board of Q-Cells AG declared their compliance with the recommendations of the Government Commission on the German Corporate Governance Code as revised on June 2, 2005 and published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette with the following exceptions:

- In deviation from Clause 3.8 of the Code, the Company has taken out D&O insurance for the Executive Board and Supervisory Board without a personal deductible. The Executive Board and Supervisory Board are of the opinion that the deductible of a D&O policy is not the appropriate method of achieving the goals of the Code. Such deductibles are normally insured by the members of the Executive Board and Supervisory Board so that the actual function of the deductible becomes purposeless and the issue is finally simply the level of compensation of the Executive Board and of the Supervisory Board. For that reason, a deductible is not customary in other countries.
- In deviation from Clause 6.6 of the Code, our intention is not to provide itemized disclosure of total ownership of shares or related financial instruments held by the Executive Board and Supervisory Board in the corporate governance report even should total holdings of all Executive Board and Supervisory Board members exceed 1% of the shares issued by the Company. The Executive Board and Supervisory Board are of the opinion that the disclosure obligations when a shareholder's holdings exceed certain thresholds, as stipulated in the Stock Corporation Act, are sufficient.

The declaration of conformity must be made constantly accessible to the company's shareholders on the Company's website. The Executive Board and Supervisory Board of Q-Cells AG issued a declaration of conformity for the first time in 2005. Therefore, no older declarations of conformity exist. In conformity with Clause 3.10 of the Code, older declarations of conformity will be kept available for viewing on the Company's website for a period of five years.

4. COMPENSATION OF EXECUTIVE BOARD AND SUPERVISORY BOARD

a. Principles of the compensation system for the Executive Board

The members of the Executive Board receive remuneration made up of several components:

- a fixed annual base salary
- variable compensation, the amount of which is based on the extent to which personal and corporate goals were met
- stock options awarded

The fixed base salary is paid monthly and reviewed at regular intervals for conformity with the market and appropriateness.

In 2005, stock options were only granted to members of the Executive Board who did not already own shares of Q-Cells AG personally or through legal entities.

Section 7.8 of the Notes to the consolidated financial statements contains an individualized schedule of remuneration paid.

In compliance with the recommendations of the German Corporate Governance Code, the total compensation of the members of the Executive Board thus includes fixed and variable components. Criteria for the level of the compensation include especially the responsibilities of the particular member of the Executive Board and the economic situation, the success and future prospects of the Company with consideration of its comparative environment. The variable compensation and the stock option plan are associated with risks, so that this is not guaranteed compensation.

b. Compensation of the Supervisory Board members in 2005

Dr. Thomas van Aubel

Fixed compensation:	EUR 30,000
Variable compensation:	EUR 16,000
Fixed and variable compensation for committee activity:	EUR 5,800

Dr. Dinnies Johannes von der Osten

Fixed compensation:	EUR 22,500
Variable compensation:	EUR 12,000
Fixed and variable compensation for committee activity:	EUR 10,400

Marcel Egmond Brenninkmeijer

Fixed compensation:	EUR 15,000
Variable compensation:	EUR 8,000
Fixed and variable compensation for committee activity:	EUR 6,700

Dr. Christian Reitberger

Fixed compensation:	EUR 15,000
Variable compensation:	EUR 8,000
Fixed and variable compensation for committee activity	EUR 7,200

Immo Ströher

Fixed compensation:	EUR 15,000
Variable compensation:	EUR 8,000
Fixed and variable compensation for committee activity:	EUR 3,800

Frauke Vogler

Fixed compensation:	EUR 6,200
Variable compensation:	EUR 3,300
Fixed and variable compensation for committee activity:	EUR 4,800

Anja Klepp

Fixed compensation:	EUR 6,200
Variable compensation:	EUR 2,700
Fixed and variable compensation for committee activity:	none

Constanze Schmidt

Fixed compensation:	EUR 6,200
Variable compensation:	EUR 3,300
Fixed and variable compensation for committee activity:	none

Uwe Schmorl

Fixed compensation:	EUR 6,200
Variable compensation:	EUR 3,300
Fixed and variable compensation for committee activity:	none

Hartmut Karcher

Fixed compensation:	EUR 1,300
Variable compensation:	EUR 1,300
Fixed and variable compensation for committee activity:	none

5. OWNERSHIP OF SHARES AND OTHER FINANCIAL INSTRUMENTS

As of December 31, 2005, the members of the Executive Board and Supervisory Board of Q-Cells AG in aggregate own the following number of shares of the Company as well as related financial instruments (including stock options):

Shares:	No. 12,590,143
Options:	No. 24,259

6. NOTIFICATIONS PURSUANT TO SECTION 15a OF THE GERMAN SECURITIES TRADING ACT (WpHG) (DIRECTORS' DEALINGS)

Pursuant to Section 15a of the German Securities Trading Act (WpHG), members of executive boards, supervisory boards and persons who have a close association with a member of an executive board or supervisory board must report transactions involving the company's shares or related financial instruments (directors' dealings) to the German Federal Financial Supervisory Authority and the Company. The Company promptly publishes notifications concerning directors' dealings on its website upon receiving the notification.

In 2005, the company received notifications pursuant to Section 15a of the Securities Trading Act regarding the following transactions:

Ströher Finanzholding AG, a legal entity in close association with a member of the Supervisory Board, bought 1,712,872 shares at a price per share of EUR 32 on September 12, 2005.

TVVG GmbH, a legal entity in close association with a member of the Supervisory Board, sold 43,500 shares at a price per share of EUR 32 on September 12, 2005.

capitalnetworks.de GmbH, a legal entity in close association with a member of the Supervisory Board, sold 43,500 shares at a price per share of EUR 32 on September 12, 2005.

Pluto 2001 GmbH, a legal entity in close association with a natural person in close association with a member of the Supervisory Board, sold 43,500 shares at a price per share of EUR 32 on September 12, 2005.

Milner Solarbeteiligungen GmbH, a legal entity in close association with a member of the Executive Board, sold 77,674 shares at a price per share of EUR 38 on October 5, 2005.

Mr. Reiner Lemoine, a member of the Executive Board, sold 93,422 shares at a price per share of EUR 38 on October 5, 2005.

TVVG Solarbeteiligungen GmbH, a legal entity in close association with a member of the Supervisory Board, sold 41,462 shares at a price per share of EUR 38 on October 5, 2005.

Pluto Solarbeteiligungen GmbH, a legal entity in close association with a natural person in close association with a member of the Supervisory Board, sold 20,512 shares at a price per share of EUR 38 on October 5, 2005.

Milner Solarbeteiligungen GmbH, a legal entity in close association with a member of the Executive Board, sold 163,274 shares at a price per share of EUR 38 on October 7, 2005.

Mr. Reiner Lemoine, a member of the Executive Board, sold 196,378 shares at a price per share of EUR 38 on October 7, 2005.

TVVG Solarbeteiligungen GmbH, a legal entity in close association with a member of the Supervisory Board, sold 87,155 shares at a price per share of EUR 38 on October 7, 2005.

Pluto Solarbeteiligungen GmbH, a legal entity in close association with a natural person in close association with a member of the Supervisory Board, sold 43,118 shares at a price per share of EUR 38 on October 7, 2005.

Mrs. Frauke Vogler, a member of the Supervisory Board, bought 1,000 shares at a price per share of EUR 38 on October 7, 2005.

7. STOCK OPTION PLANS AND SIMILAR INCENTIVE SYSTEMS

By resolution of the Annual Shareholders' Meeting of Q-Cells AG on December 29, 2003, the Executive Board – or, if it was itself affected, the Supervisory Board – was authorized to issue stock options to current and future members of the Executive Board and employees of the Company as well as corporate boards and employees of future subsidiaries. By resolution of the Annual Shareholders' Meeting of Q-Cells AG dated August 16, 2005, the Stock Option Plan 2003 was closed. Furthermore, by resolution of the Annual Shareholders' Meeting on August 16, 2005, the scope of the conditional capital for servicing Stock Option Plan 2003 was limited to the scope of the options issued by that time. For servicing Stock Option Plan 2003, the Company's share capital has now been conditionally increased by up to EUR 1,720,860.00 through the issue of up to 1,720,860 bearer shares (Conditional Capital I).

On August 16, 2005, the Annual Shareholders' Meeting of Q-Cells AG adopted to introduce the Stock Option Plan 2005. Accordingly, the Executive Board – or, if it was itself affected, the Supervisory Board – is authorized to issue up to 434,948 subscription rights to current and future members of the Executive Board and employees of the Company as well as corporate boards and employees of future subsidiaries. For servicing Stock Option Plan 2005, the Company's subscribed capital has been conditionally increased by up to EUR 1,304,844.00 through the issue of up to 1,304,844 bearer shares (Conditional Capital I).



THE SUN IS THE ANSWER

WE WANT TO MAKE A SUBSTANTIAL CONTRIBUTION TO THE ECONOMICAL DEVELOPMENT AND THE INDUSTRIAL USE OF PHOTOVOLTAIC ENERGY SOURCES.



The future of the world's energy supply is one of the most critical topics in economics and politics around the globe. Energy prices are rising and so is the demand of rapidly growing economies like China, India, and Brazil. At the same time, we are becoming increasingly aware that the fossil fuel sources we depend on are finite. Finally, negative repercussions of the advancing climate changes for humanity, the environment, and the world economy are becoming increasingly apparent. All of these factors have prompted the promotion of alternative energy sources around the world.



In the meantime, the advantages of renewable energies are not only recognized by dedicated environmentalists. More and more governments worldwide are starting to draw on the endless energy sources at their disposal: water, wind, biomass, geothermal power, and the sun. In addition to making a contribution to the establishment of a sustainable energy supply, they are creating growth markets and industries of the future.

Without a doubt, the energy source with the greatest potential is the sun. Not only will it never end on a human time scale, the energy it supplies is thousands of times greater than humanity's demand.

The question is no longer whether solar energy will take hold, but when and where.

The enormous growth rates in the photovoltaic industry in recent years are positive proof of this shift. But the proportion of solar energy in total power generation is still very low. Even in the increasingly solar Germany, it is just a little more than a tenth of a percent, although the tendency is rapidly rising. So there is still a lot of room for growth, but there's also a lot to be done.



PHOTOVOLTAICS HAS TO BECOME MORE AFFORDABLE: MISSION POSSIBLE

There are many people who are politically active on behalf of renewable energies, who purchase environmentally friendly energy, or invest their money in solar parks. But one thing is indispensable to advance and establish photovoltaics as a primary source of energy for the future: an industry that *ensures that solar power is not only environmentally friendly and reliable, but that it is also affordable* and competitive in privatized energy markets. This is the only way that photovoltaics can rapidly and sustainably assert its position.

Since its founding in 1999, it has been Q-Cell AG's mission to establish such an industry. Today, barely seven years later, the Company has become one of the largest producers of solar cells in the world. But our goal is still the same: we want to rapidly and permanently reduce the costs of photovoltaics. The sooner that solar energy takes hold, the better for humanity, for the environment, and for future generations.





STRATEGY: GROWTH AND COST REDUCTION

AROUND THE WORLD, Q-CELLS AG IS POISED TO SPEARHEAD THE BREAKTHROUGH OF PHOTOVOLTAICS AS ONE OF THE LEADING ENERGY SOURCES OF THE FUTURE AND TO PROFIT FROM IT AT THE SAME TIME.

The strategy of Q-Cells AG is based on two pillars: growth and cost reduction. We continuously focus on reducing costs by improving economies of scale, minimizing the use of material, developing new technologies, and tapping new markets in regions with high incident solar radiation. In these regions, which include places like Spain and California, photovoltaics will probably be competitive in peak output ranges in as few as five to seven years.

If you want to grow, you need raw materials Until recently only experts knew it, but now it's common knowledge for millions of newspaper readers and small shareholders: silicon is a valuable and limited commodity. The raw material for more than 90 percent of all solar cells on the market is the second most common element on earth and is abundantly available. But to produce pure silicon from quartz sand is a complicated process, and only a few companies in the world have the expertise to do it. Since demand in the solar industry has grown so rapidly, the expansion of capacities can hardly keep pace. As a result, silicon is scarce, at least until manufacturers have expanded their new capacities, which will probably take until 2008.

The success of solar manufacturers is currently especially dependent on the ability to secure the raw materials. Q-Cells AG has an outstanding team of experts specializing in strategic raw material sourcing. In the face of silicon scarcity in particular we have increased our staff in this unit to ensure that we have access to as much of the available raw material that meets our qualitative requirements as possible. We rely on our classic suppliers, the wafer manufacturers, as welll as on transactions with silicon producers. As a result of our strategic purchasing policy, we have not only succeeded in obtaining the supply we need for the significant growth in production in the current year, but have also secured large quantities until the year 2016. Also, our years of close and trusting partnership with our suppliers put us in an excellent position for the period as of 2008, when the additional quantities resulting from the expanded production capacities of silicon producers will come to the market.

Having a secure raw material basis forms the foundation for our continued growth. Our policy is to only expand our production capacity when we have access to the corresponding raw materials and have ensured that we will be able to sell the additional quantities to be produced. We only build factories that will run at full capacity.





From Saxony-Anhalt to the world We pursue the same approach on the sales side. The expansion of production is always covered with corresponding supply contracts. Q-Cells AG has not only secured its raw material supply over the long term, but also the sales of its cells. As of early 2006, we have already concluded supply contracts for sales up to 2016. Just as our suppliers, we see our customers as long-term partners that we can grow with. And our customers view us the same way. A customer survey we conducted at the beginning of 2006 made it clear that our customers consider us a partner and that our reliability is an important prerequisite for their success. Our customers have given Q-Cells high marks especially when they were asked to rate such important values like adherence to delivery dates. No wonder that many customers have opted for the same term when asked what Q-Cells stands for: Quality.



In recent years, Germany's photovoltaic market developed far more dynamically than any other in the world. We owe this trend to the intelligent, foresighted, and effective Renewable Energies Act (EEG). It represents the foundation for the extraordinarily fast growth of Q-Cells AG and other German companies in the industry. Five years ago, no one would have expected that a little start-up company in the backwaters of Eastern Germany would reach a level on par with Japanese electronics giants and petroleum multinationals.

The EEG and the rapid development of the industry in this country triggered an effect that many probably thought was no longer possible: *Germany became a paradigm for the successful promotion of a* forward-looking industry. Many nations in Europe and around the world have taken the German example of fixed feed-in tariffs as a model for promoting renewable energies in their own countries. Alternatively, they have instituted ambitious programs that employ different mechanisms. Spain, Italy, Greece, Cyprus, China, South Korea, Thailand, and most recently the State of California are just the best-known examples of an unstoppable worldwide development. Renewable energies, and hence photovoltaics, are on the rise, and this trend is indispensable for a future-proof energy supply and for stemming the fatal climate change resulting from human activities.

New markets look to the sun All this has created the new markets that are increasingly attracting Q-Cells AG's attention. Contrary to common opinion, even in Germany incident solar radiation is more than sufficient to cover the country's energy requirements. But it is in sun-drenched places like Spain and California that the breakthrough to competitiveness will be achieved in photovoltaics. The change is expected to take place within about five to seven years. Once this point is reached, the solar industry will enter entirely new dimensions. And together with its partners, Q-Cells AG will then be able to significantly expand its leading position in all important markets. As the largest producer of solar cells in Europe by far, and as the world's largest group-independent manufacturer, we are already the leading provider for all of the major players in the global markets, in particular module producers who like us do not belong to a group and do not work on an integrated basis. These companies have already proven in the past that they are capable of achieving strong growth rates.

The foundation has been established. We will increase our export share, which in 2005 was 36.8 percent, to more than 50 percent in 2008. We are above all focusing on the important regions Southern Europe, East Asia, and North America.

In Spain, consistently considered by experts to be the foreign market with the strongest growth in the short- to medium-term future, even if it is starting at a low level, we have already secured a market share of about 20 percent. Long-term contracts with leading Spanish module producers and with a German partner who is establishing a module production facility in Spain form the basis for the continued expansion of our strong position in this promising European market. Our partners include a company that as part of a globally active construction, energy supply and waste management group has outstanding prospects if the Latin American market should overcome its marginal role in the PV market. We are also working with partners in major future markets like Italy, Greece, and Cyprus. These business relationships will be very important in the near future.







Q-Cells Asia puts us close to the market In East Asia, Q-Cells AG has significantly strengthened its presence by founding Q-Cells Asia Limited in Hong Kong. Until then we were exclusively represented by a sales office in Guangzhou, China. In the future, this subsidiary will handle our sales and purchasing activities in the entire East and Southeast Asian market – from India to China, South Korea, and Japan. The subsidy programs planned or already implemented in countries such as China and South Korea will also trigger highly dynamic growth in markets like Thailand. The European Photovoltaic Industry Association (EPIA) expects that installed output in Asia (excluding solar pioneer Japan) will increase sevenfold by the year 2010. Q-Cells AG is excellently positioned in East Asia as well to be able to play an instrumental role in this growth. Among other things, this is documented by an electrification project that we are implementing together with some partners in rural areas of Northwestern China. In this area, photovoltaics is already unbeatably affordable today, and there are many other regions that are not on the grid – not just in China.

Sunny outlook for California But the most noteworthy recent event in the photovoltaic industry took place in the USA at the beginning of year. The California Public Utilities Commission caused a lot of commotion with its decision to launch a subsidy program with a total volume of close to three billion dollars in the next ten years. The financial markets, and above all in the USA, responded to this news with euphoria.



And indeed, this decision means that a stable market will be established in California that could very well represent a significant share of the world market. In addition, California has excellent climatic conditions to quickly achieve competitiveness. It's not for nothing that Albert Hammond sang "It Never Rains in Southern California" back in 1972. Q-Cells AG has been present in the North American market since 2002. In the course of the impending growth in the U.S. market, we plan to substantially expand our activities in North America. We already concluded the first larger contract and have also signed several letters of intent.



Q-Cells AG has been intensively preparing its market entry in the USA for some time now with certification rounds with internationally active customers. Together with these customers, we are planning our sales and marketing activities in the U.S. market. In addition, we are negotiating with three strategically important North American partners and through a joint venture have already established close relations with Evergreen Solar, one of the foremost U.S. companies in the industry.

But we expect a lot more from Californian politics than the creation of a stable market in a single state. Success in the economically strongest state in the USA will certainly serve as an example for other states. New Mexico, Arizona, and Nevada have a lot of bright sunshine as well. Even the colorful lights of the gambling capital Las Vegas could be powered by solar energy some day in the not-too-distant future.

Germany remains a forerunner But with all these positive reports from around the world, let's not forget Germany's role in the solar revolution. Germany is not only the home market of Q-Cells AG, but is also our most significant sales market. The German market will continue to experience strong growth in the future as well. Among other things, we owe this to the government coalition of the CDU/CSU and SPD parties that after the early Bundestag elections in September 2005 had agreed to continue to implement the successful EEG regulation in its current version and to reevaluate it in 2007 as planned. This ended the uncertainty that prevailed in the industry in advance of the elections. In the past few years, the German PV industry has created more than 20,000 jobs and has created an excellent starting position for the expansion in the world markets. The next step is to take advantage of this position and aggressively approach the world markets that are being created, not least to secure jobs in Germany for the long term. In this promising high-tech industry, Germany has an opportunity to become a world market leader. We are already well on the way to that goal.



But it is already critical today to focus attention on those regions of the world where approx. 2 billion people have no access to electric energy and are consequently deprived of development opportunities. Power is needed to pump clean water to the surface, to establish handicraft or industrial enterprises, to operate hospitals, and to supply schools with light. Conventional power supply with diesel generators is relatively unreliable and expensive, and on top of that is bad for the environment and climate. The constant rise in the oil price is also playing a role in making the situation significantly worse. In light of the climatic situation in most of the emerging and developing countries, it seems almost grotesque that solar energy is not more commonly used. But the high acquisition costs are still in the way of a more widespread use of this technology. This is why at this time photovoltaics is still largely dependent on government electrification programs and development aid measures in the Southern hemisphere. Q-Cells AG has made it its task to become active in these regions together with our partners as a long-term ambassador for photovoltaics.

We accomplish this goal through good contacts with diplomatic and government circles and by working closely with the German energy agency dena, which promotes the use of renewable energies and the corresponding German technologies around the world.

Around the world, Q-Cells AG is poised to spearhead the breakthrough of photovoltaics as one of the leading energy sources of the future and to profit from it at the same time.



RESEARCH AND DEVELOPMENT

ONE OF OUR MOST CENTRAL GOALS IS TO CONTINUOUSLY IMPROVE SOLAR CELLS AS A PRODUCT TO MAKE THEM MORE AFFORDABLE FOR THE LONG TERM. BUT IT IS EQUALLY IMPORTANT TO CONTINUOUSLY IMPROVE PRODUCTION PROCESSES.

The continued growth of the world markets for photovoltaics depends on whether the industry can succeed in achieving its priority goal of quickly and permanently reducing costs. To this end, Q-Cells AG is engaged in extensive research and development projects that cover all aspects of solar cell production. These projects focus on both the product itself and the production processes and new technologies to supplement the silicon technology that currently still dominates the market. We have continued to significantly expand our research and development department in the past few months. Currently, about 100 highly qualified scientists and engineers are working on improving our products and processes. We will increase the staff considerably this year as well.

We are proud that the Company's good reputation makes it possible to attract specialists from all over the world to Thalheim in Germany.

With the aid of these experts, we are able to further optimize our products and our processes and steadily come closer to our all-important goal of reducing costs.

Our wafer-slimming program plays a central role in this effort. As recent as 2003, processed wafers were 330 µm (microns) thick. By 2005, the thickness had already been reduced to between 220 and 240 µm, and we are currently shifting to 200 µm. This means that as a result of the joint efforts of wafer, cell, and module manufacturers, the thickness was decreased by a third, saving considerable quantities of silicon and costs. But the possibilities are far from exhausted. Cell thicknesses of less than 100 µm, in other words less than a tenth of a millimeter, are no longer unrealistic. But it's not enough to improve the sawing process. The entire handling all the way up to the finished module has to be refined and adapted. This won't happen overnight. But it is happening.



Classic silicon technology may well be the most mature PV technology, but it, too, is just at the beginning of its development. Enormous cost reduction potentials can be achieved with the optimization of production steps and constant innovations along the entire production chain. The improvements that are bringing us closer to our goal of efficiency ratings of 17 to 18 percent include individual measures such as new processes to enhance the conductivity of contacts and projects for the early recognition and elimination of microscopically tiny cracks in the wafers.

We plan to significantly surpass these targets by developing new cell concepts. Together with the leading research institutes in the field of photovoltaics, we are currently the first European manufacturer to work on the development of a new generation of high-performance silicon cells. Positioning the contacts on the back side of the cell will be the central advancement in the development of these monocrystalline cells. It makes significantly more surface available on the front side of the cells for the absorption of sunlight. This technology makes efficiency ratings of more than 20 percent possible in industrial mass production.



EverQ: Innovations in silicon EverQ GmbH, an affiliate company based in Thalheim, is also making strides towards minimizing the use of silicon. The integrated company produces wafers, cells, and modules and uses a wafer production process developed in the USA called String Ribbon™ technology. Instead of sawing the wafers from silicon blocks with wire saws as in the conventional method, two strings are used to grow silicon ribbons directly from the melt. The silicon crystallizes between the strings and is then cut into wafers with a laser. Using this process, EverQ reduces silicon consumption by 30 to 35 percent since there is no sawing waste.

The first production line, with a production capacity of 30 MWp, will start operation by mid-2006. The construction of additional, larger production lines in Thalheim and in the USA will probably be decided by Q-Cells AG and its partners by mid-2006.

Renewable Energy Corporation ASA (REC), of Høvik, Norway, has now joined the joint venture founded in 2005 by Q-Cells AG and Evergreen Solar, Inc., of Marlboro, Massachusetts. REC is one of the world's largest producers of solar silicon and wafers. As a consequence, EverQ has gained a strategic partner that can secure the supply with granulated silicon for the first factory and pave the way for rapid growth in the future. This means that one of the leading silicon producers and one of the leading producers of solar cells are involved in EverQ, creating a solid basis for strong growth and economic success.



It's not just what that counts, but how One of our most central goals is to continuously improve solar cells as a product to make them more affordable for the [illegible] term. Increasing the efficiency rating and reducing thickness [illegible] points. But it is equally important to continuously [illegible] production proces[illegible] The construction of new production [illegible] offers an opportunity to explo[illegible] avenues and [illegible] production to use. Q-Cells places great value [illegible] suppliers to our facilities.

Production Line IV, [illegible] completion in mid-2006 will be by far the largest solar cell factory [illegible] nominal capacity of 180 MWp, is the best example for such improvements. The emphasis is on the development of central process steps. For example, efficiency ratings and throughput rates are to be increased and breakage risk minimized. On Production Line IV, we integrated newly developed facilities both in phosphorus doping processes and in silicon nitrite coating (anti-reflection coating) and edge insulation. In addition to making it possible for us to increase the throughput of the fourth production line in comparison to the predecessor lines, these improvements have given us valuable insights for the lines we are planning for the future.





But Q-Cells not only optimizes processes in its newly constructed lines. We also take advantage of our findings and advances to keep the older lines at the state of the art and continuously reduce production costs as a consequence. We accomplish this by retrofitting the old lines with technologies tested on new lines and by de-bottlenecking production processes.

In the meantime, EverQ represents an additional opportunity to test the use of new production processes. The best example is a sputtering facility for coating cells with a SiN anti-reflection coating. This process, where the coating is applied with ion bombardment or sputtering rather than by introducing various gases at 800°C to 900°C, is considerably more affordable. We can use the experiences of EverQ for new Q-Cells production lines in the future as well.

In other words, achieving the overarching goal of competitiveness not only depends on improving the product itself. Production processes play a central role as well.

New photovoltaic technologies: Thin film is key The photovoltaic industry is growing rapidly, and installed output is fast increasing as well. But the level we started at was so low that growth rates of 30 percent are not sufficient. To be able to grow even faster and become a truly serious energy supplier as quickly as possible, photovoltaics has to become competitive very soon. This means costs have to fall – significantly. There are many different possibilities. We already described several scenarios for silicon technology. But silicon is not the only semiconductor, and cell technology is not the only way to use silicon. New technologies will play a growing role in the quest for competitiveness, even if the silicon-based technology that represents the core business of Q-Cells AG will still retain its dominant position in the market. It currently has a market share of about 90 percent.

Because we have no time to lose in the face of urgent energy supply problems, we cannot afford to wait for a technological quantum leap or to put all our bets on a single technology. Instead, two things are needed: First of all, we have to keep thinking ahead and develop new concepts for photovoltaics. This is the task of the universities and research institutes. Secondly, we have to commercialize the promising technologies that we already have and lead them to the phase of industrial mass production. This is the task of the industry.

Q-Cells AG is rising to the challenge. Together with our partners in research and industry, we are developing various technologies that exhibit tremendous future potential. All of these processes have to do with thin film technologies. What this means is that one or more very thin layers of semiconducting material are applied to a rigid or flexible substrate. You might think that 200 μm is already pretty thin, but it can get a lot thinner. Thin film technologies involve semiconducting layers that are between 1 and 2 μm thick.



These technologies will not replace silicon technologies, but they will supplement them. They will help meet growing demand and cover newly developing market segments, above all for large outdoor facilities.

At Q-Cells, teams of scientists, production, and finance experts are working on all technologies that currently appear suitable for industrial production. The first results, in the form of pilot lines, are anticipated before the end of the year 2006. We have already founded two subsidiaries that on the basis of various technologies have started working on the planning and construction of pilot lines.



CSG: The thin film festival begins CSG Solar AG, a company based in Thalheim in which Q-Cells AG holds a 23 percent stake, is already several steps ahead. CSG is commercializing the Crystalline Silicon on Glass technology developed in Australia in a ten-year research project. In this process a layer of silicon that is about 1.5 μm thick is deposited on a glass substrate and subsequently crystallized. Due to the extremely low silicon consumption, this technology offers considerable potentials for reducing costs. The first factory of CSG Solar AG, where about 140 new jobs are created, was officially inaugurated in the presence of the Prime Minister of the State of Saxony-Anhalt, Prof. Dr. Wolfgang Böhmer, and the Minister of the Environment of the Federal Republic of Germany, Mr. Sigmar Gabriel, on March 15, 2006. By the end of the first half of 2006, it will be ramped up to full production capacity of 25 MWp. At the beginning of the year, the company was already able to announce its first customers with long-term contracts. If the first production line meets financial and technical expectations – a stable efficiency rating of 7–8 percent was achieved on the pilot line and 9.3 percent in the lab – a second, significantly larger production line will be built at the Thalheim location. Hundreds of additional jobs will be created in the process.



Q STANDS FOR QUALITY

The Q in our name stands for quality. We have set high standards that govern every aspect of our work. Quality is not only the result of a good research and development department or state-of-the-art production processes. We can only achieve quality if all of the processes in the Company are clearly and understandably defined in such a manner that they fulfill this goal. Quality management plays a crucial role for us. Q-Cells AG made significant progress in this area in 2005. Certification according to DIN EN ISO 9001:2000 is a sign that also makes it visible to the outside world that we have created a functioning quality management system.

The starting point is always our customers' satisfaction. Thanks to a survey of our customers conducted in the context of the certification process, we know that Q-Cells consistently achieves high customer satisfaction. But we are still committed to continuous improvement. Our quality management system and the clear definition of work processes give us the appropriate instruments to continuously optimize the quality of our work and our products.

This certification is a first milestone for an integrated quality management system, and we're building on it. The next goal for us is an environmental management system. Q-Cells AG is aware of its responsibility to the environment. We know that we can not only fulfill this responsibility with our product and the contribution it makes to a sustainable energy supply. This is why we have also integrated many measures in our production processes to significantly reduce environmental impact. We are committed to continuing this approach. We will install an environmental management system to ensure that all of our work processes meet the criterion of environmentally friendly actions.





MARKO JANKE Operator Printer

ANGELIKA HOFMANN Process Technologist

NICOLE THIERFELDER Divisional Assistant SCM

THE PEOPLE AT Q-CELLS

Q-Cells AG is aware that the rapid growth and success of the Company would not have been possible without the commitment, motivation, and capabilities of our employees. One of the tremendous advantages of being located in the Bitterfeld/Wolfen region is the excellently trained and highly motivated employees we have been able to recruit here. We therefore want to give something back to the region – not just in the form of future-proof jobs. This is why we are involved in activities including several sports clubs in Wolfen and Thalheim, above all to support youth work. We know that the soccer and handball players are proud to wear our logo on their jerseys. And we are pleased that we are able to advance the region in this field as well.

From the very outset, Q-Cells has had a very special corporate culture. The special atmosphere of open communication was defined by the team of 19 employees who were there in the first hour and is now shared by more than 800 employees. In fact, a kind of Q-Cells scene has evolved in Leipzig's Südvorstadt district where employees get together on weekends.

CHRISTIANE MURANYI Operator SiN



VERONIKA SCHREIBER Operator Wet Bench

VOLKER MARTIN Technical Equipment Store





RAINER K. SCHMIDT Key Account Manager



As much as we are pleased about the sense of camaraderie among our employees, what is of even greater consequence is the fact that we are all open in our dealings with each other and that we all share the wish to bring photovoltaics, the industry, and the Company forward and at the same time keep developing ourselves.

Employee development is a central concern at Q-Cells. When we founded the Q-Cells Academy last year, we created an employee development concept that responds to the recognition that we depend on the quality, expertise, and motivation of our employees. The Q-Cells Academy consists of a mixture of various learning modules that cover general skills like time and project management, IT capabilities, and foreign languages as well as providing business coaching for managers and individual advanced training opportunities for specialists. The academy bases its work on an extensive analysis of the training requirements of each individual employee. There's no such thing as cookie-cutter employee development at an innovative company like Q-Cells.



HOLGER DÄNERT Car Pool





It's also part of the corporate culture that all of the employees financially participate in the success of the Company. Variable salary components like profit sharing and bonuses as well as the stock options we have offered all employees tie earnings to the success of the Company and the achievement of individual targets.



But it is not always easy to integrate our many new employees in our rapidly growing Company. In 2005 alone, 283 new people were hired, and every month employees encounter new faces, not to mention their colleagues at EverQ and CSG Solar in Microtech Park, which is just a couple hundred meters away. At Q-Cells, the integration process works well because each employee wants to play a role in the Company's success. It doesn't matter whether they were born and raised in the area or came to Thalheim from Freiburg, Düsseldorf, Hamburg, or South Korea: They all share a fascination for a technology that will be vital for the future sustainable energy supply of humanity. This is why they are here, and more than anything else, this is what makes the spirit of Q-Cells.

THE Q-CELLS SHARE

KEY SHARE DATA

Symbol	QCE
WKN	555866
ISIN	DE0005558662
Bloomberg	QCE:GR
Reuters	QCEG.DE

TecDAX	listed since December 19, 2005

Number of shares as of year-end 2005	36,880,156
Average number of shares in 2005	31,880,156
Earnings per share (basic)	€ 1.25 Euro
Earnings per share (diluted)	€ 1.18 Euro
Market capitalization as of December 31, 2005	€ 1,818 million

SHAREHOLDER STRUCTURE AS OF DECEMBER 31, 2005


22.3% Free float
20.5% Ströher Finanzholding AG
16.4% Good Energies Investments B.V.
11.7% APAX Europe V.A.-L.P.
8.1% Management
21.0% Other existing shareholders

The initial public offering (IPO) of Q-Cells AG on October 5, 2005 was an important milestone in the Company's history. In August, just before the initial listing, the Company raised its share capital by EUR 20,171,368, from EUR 10,085,684 to EUR 30,257,052, using own funds. On the occasion of the IPO, an additional capital increase (6,656,552 shares) took place. A total of 8,243,262 shares (thereof 1,075,207 greenshoe) were placed with institutional and private investors at a price of EUR 38, i.e. at the upper end of the book building range of EUR 35 to EUR 38. At a placement volume of EUR 313 million, Q-Cell's market capitalization was approx. EUR 1.4 billion when measured at issue price. The IPO was structured as a public offering in Germany and a private placement to international investors, including a private placement with qualified institutional investors in the United States in conformity with Rule 144A. The offer was lead by syndicate banks Citigroup and Dresdner Kleinwort Wasserstein and Landesbank Baden-Württemberg (LBBW) as Co-Lead Manager.

Despite a limit to maximum order size, the issue was 40 times oversubscribed. A two-week roadshow took the management to seven countries where 43 one-on-one and 13 group discussions were held. Already on the first day, the IPO was oversubscribed several times. Even after an increase in the offering price range from EUR 29–34 to then EUR 35–38, demand was strong, with particular interest from the UK and the US, but also from private investors in Germany. Some 30% of the shares were allotted to private investors, the remaining shares went to institutional investors in the UK (approx. 32%), Germany (13%), the US (8%) and other countries (17%). After IPO costs, the capital increase resulted in total proceeds of approx. EUR 240 million which are to be used for financing further expansion of the core business and affiliated companies.

The Q-Cells share has since performed extremely well. The first listing was at a level of EUR 49. The closing price on the first day of trading was EUR 47.50 Euro, a 25% plus on the issue price. Only two days after the IPO, on October 7, the syndicate banks executed the greenshoe option, thus ending the stabilization period. No stabilizing actions were necessary on the part of the syndicate banks due to high demand and strong performance following the initial listing.

Some early investors locked in profits in the first few days after the IPO which caused drops in share price. Beginning in the second half of October, however, the Q-Cells share has significantly outperformed the TecDAX. No later than December 5, Deutsche Börse included Q-Cells in the TecDAX (effective December 19) by way of a special "Fast Entry". In anticipation of this development, the share price climbed and reached a new peak of EUR 54.36 on December 7. In response to selling activity, the share price then softened during the month, closing the year at a share price of EUR 49.25. This translates into a plus of 3.7% compared to the closing price on the first day of listing, while the TecDAX lost 4.1% over the same period. Compared to the issue price, the share even gained 29.6%.


SHARE PRICE PERFORMANCE SINCE IPO
Share price (in €)
60
55
50
45
40
35
30
05/10/2005
25/10/2005
1/11/2005
04/12/2005
24/12/2005
Q-Cells + 3,7
TecDAX – 4,1

Q-CELLS AG'S GROWTH LAST YEAR AGAIN EXCEEDED SECTOR GROWTH PERSPICUOUSLY

SALES +133%
NET INCOME +233%



OVERALL ECONOMY AND INDUSTRY

Global economic growth continues – energy prices increase significantly – global production of solar cells rises 40%

The global economy continued to grow in 2005. Most of the industrialized countries evidenced significant growth rates. Gross domestic product (GDP) in the US rose by 3.5% and in Japan by 2.8%. The Euro region (Belgium, Germany, Greece, Spain, France, Ireland, Italy, Luxembourg, the Netherlands, Austria, Portugal and Finland) on the other hand lagged behind with growth of only 1.3%. Growth in developing and emerging countries was particularly strong. China was once again in the lead with GDP higher by 9.9% and a hike in industrial production of 29.5%.

Especially the **German economy**, with GDP growth of a mere 0.9%, moved only sluggishly in the direction of recovery. Germany was able, however, to maintain its position as world export champion during 2005. Low GDP growth again found its roots in weak domestic demand, which remained more or less stable with growth of only 0.2%. Capital spending, too, rose nominally by a bare 0.2%. Experts trace this to the fact that the higher declining-balance method of depreciation will be allowed starting in 2006, thus delaying capital expenditures, and to the absence of the anticipated rebound in the economy. Moreover, uncertainty related to early German parliamentary elections was also a factor.

Growth in the global economy, in emerging countries especially, led to higher demand for energy resources. World-wide economic growth was slowed throughout 2005 by **the sharp increase in gas and oil prices**. The price per barrel (159 liters) of crude oil rose to record highs in 2005 at over US$ 70. Interim highs were due to the severe hurricanes in the Gulf of Mexico. But long-term factors, such as a constantly rising demand, in part due to higher consumption in China, have also contributed to price rises in the oil markets. Natural gas prices also rose significantly as a consequence.

As a result of higher prices in the raw materials markets, **energy costs rose for German industrial and private consumers** by 14.0% on average during 2005, based on information from the Federal Statistics Office. In December of 2005, prices for petroleum products were 17.9% above previous year's prices. Electricity, gas and heating suppliers blamed higher procurement prices for primary energy resources for the sharp price increases in their services observed during 2005. Electricity was up 16.1% in December 2005 over December 2004. In the case of natural gas, the growth in heating oil prices (heavy fuel oil +72.4%, light fuel oil +37.1%) resulted in an even greater price jump of 27.7%.



These increases during the past year led to almost a doubling of the inflation rate in Germany. Had energy prices not risen, the inflation rate would have been only 1.1% rather than the actual 2% according to calculations by the Federal Statistics Office.

90% of the world's energy needs are still being met by oil, gas and coal. Given the finite quality of resources, rising prices and security concerns with respect to most oil and gas reserves being in regions of crisis, however, **alternatives to fossil fuels** are being promoted world-wide. EU countries, for instance, have agreed to a target of 12% of primary energy consumption through renewable energy sources by the year 2010.

The German Federal government has announced its objective of increasing electricity from renewable energy sources to 20% of the total by 2020 and tying up to 10% of primary energy consumption to renewable sources. According to the Federal Environment Ministry, approx. 4.6% of primary energy requirements were covered by renewable energy in Germany (in contrast with 3.6% the previous year) in 2005. The share of renewable energy in electricity generation grew to 10.2% versus 9.4% in the previous year. This portion equals a total output of 62 billion kWh.

Worldwide growth in the photovoltaic sector was constant in 2005. According to the industry news service, 'PV News', production of solar cells rose by over 40% to 1.73 gigawatt peak (2004: 1.2 GWp) throughout the year. The industry achieved this level of growth despite the fact that several capacity expansion projects were delayed due to a silicon shortage. The production of cells in Europe increased at the slightly above-average rate of 44% to 452 MWp.

In addition to the growth market in Germany, Japan, the market with the greatest level of solar electricity installations, continued to show growth, as well as other countries such as Spain, the US and other Asian countries. Polycrystalline and monocrystalline technologies still dominate the solar cell sector – together they continue to constitute approx. 90% of the world's market volume.

The Renewable Energy Sources Act (EEG), revised in 2004 to foster photovoltaic development, was again the basis for growth in the **German** market. The Act provides long-term financial compensation for the supply of solar electricity to the public grid. The legislation significantly reinforced demand in Germany. Early parliamentary elections on September 18, 2005, were viewed with some concern in the industry, since the future of the EEG appeared uncertain, given the long-anticipated electoral victory of the CDU/CSU and FDP and, in particular, the negative attitude of the FDP in this respect. The new CDU/CSU and SPD government, however, agreed to continue the EEG without modification under their coalition agreement; this implies that the legislative foundation for market growth in Germany is assured for the time being.

In **Germany** the **photovoltaic** market in 2005 continued to grow substantially according to provisional estimates of the Federal Solar Industry Association (BSW). Total industry sales rose by 20% to over three billion Euro according to Association information. By the end of 2005, approx. 200,000 photovoltaic systems with an aggregate output of 1.4 GWp had been installed. According to preliminary data furnished by the trade publication Photon, approx. 330 MWp of solar cells and 300 MWp of solar modules have been manufactured in

Germany. This implies increases of approximately 75% and 32%, respectively, compared to the previous year. According to the Federal Environment Ministry, photovoltaic systems generated a total of 1 billion kWh of electricity in Germany in 2005. This is approximately twice the amount of electricity generated in the previous year.

The Company believes that growing environmental consciousness, international agreements such as the Kyoto Protocol, EU guidelines for sustained support to renewable energy sources, the EEG in Germany, as well as new laws and legislative initiatives in many countries around the globe, will continue to increase demand for renewable energy sources in the medium and long term. Of all renewable energy sources, photovoltaic technology has the greatest potential over time in our opinion. It is available everywhere and can be utilized in an increasingly straightforward, efficient and affordable manner due to foreseeable technological developments.

Q-CELLS AG'S BUSINESS SITUATION

Q-Cells AG's strategy: Growth combined with lower costs

Q-Cells AG is one of the highest-growth and most profitable companies in the promising photovoltaic market. Established in 1999, the Company started producing solar cells in 2001 and has achieved higher than average growth ever since. After Q-Cells AG had achieved its position as the European market leader among solar cell manufacturers and risen to be among the five largest companies in the world as early as 2004, the Company was able to further expand its market share in the past year. It is now number 2 in the industry.

As one of the largest independent cell manufacturers, Q-Cells is a technology leader in the industry. Subsequent to the launch of the Q6L cell in 2004, the even more powerful successor – Q8 – was introduced last year. In addition to innovation in the core business, we have advanced commercialization of additional future technologies, in particular with CSG Solar AG (crystalline silicon on glass), as well as EverQ GmbH (string-ribbon technology). Over the next few years, expansion of production capacity and steady cost reductions should allow us to continuously raise our share in the global market.

The past year was of particular significance for the Company's growth. In October Q-Cells AG shares were floated for the first time on the Frankfurt stock exchange; at the same time, 6.7 million new shares were issued. Cash inflows of approx. EUR 240 million will be used in the coming years especially to expand production capacities in our core business, but also to commercialize new technologies and to safeguard our raw materials supply. Under so-called 'fast entry', inclusion of Q-Cells AG in the TecDAX, the specialized index on the German stock exchange comprising the thirty largest German technology companies, soon followed.

The following details on sales and on the financial position and performance relate to the consolidated financial statements under IFRS.

In addition to Q-Cells AG, all domestic and foreign subsidiaries controlled by Q-Cells AG are included in the consolidated financial statements. Associated companies are accounted for based on the equity method, provided significant influence can be exercised on those companies.

Subsidiaries

- Brilliant 143. GmbH, Thalheim (from February 7, 2006: Calyxo GmbH)/ Deutschland (wholly owned)
- Q-Cells Asia Ltd., Hong Kong/China (wholly owned)

Affiliates accounted for using the equity method

EverQ GmbH, Thalheim/Deutschland (21.00% holding)
CSG Solar AG, Thalheim/Deutschland (23.03% holding))

Sales: high growth leads to increase in global market share Q-Cells AG was able to continue its above-average sales in fiscal 2005. Production output was raised to 165.7 MWp (2004: 75.9 MWp). Group sales surged correspondingly by 132.6% to EUR 299.4 million (2004: EUR 128.7 million). Q-Cells AG growth was once more substantially above the global photovoltaic market, so that we were able to expand our global market share in the past year to approx. 10% (2004: approx. 6%).

Product	Cell type		Sales 2005 €'000	Sales 2004 €'000	Change €'000
Polycrystalline	Q5	(125x125 mm)	2,061.5	1,656.9	404.6
	Q6	(150x150 mm)	6,366.9	56,392.2	-50,025.3
	Q6L	(156x156 mm)	256,706.6	53,759.1	202,947.5
	Q8	(210x210 mm)	2,696.2	62.3	2,633.9
Monocrystalline	Q5M	(125x125 mm)	2,164.1	0.0	2,164.1
	Q6M	(150x150 mm)	136.3	9,816.7	-9,680.4
	Q6ML	(156x156 mm)	29,237.6	7,009.8	22,227.8
			299,369.2	**128,697.0**	**170,672.2**

Q-Cells AG order levels remained high. Production capacity was fully utilized during all of 2005 as well, since demand considerably exceeded capacities that had grown since 2004. In order to secure their supplies, our customers often prefer long-term supply agreements, usually with terms to 2010. At the beginning of 2006, we entered into our first agreements with terms ending in 2016.

After the product Q6L (156x156 mm) had already been well received by the market in 2004, this cell generation established itself as the major sales contributor this past year. With sales of EUR 256.7 million, approx. 86% of sales revenues stemmed from this product (2004: 42%). We anticipate that the Q6L cell will continue to be the main contributor to sales in 2006 and 2007 as well. The significantly larger cell format of the Q8 requires an even larger cell thickness for the present. Due to the resulting high material usage and given current raw material shortages, the cost advantages of this larger format are not yet apparent. We will advance development of the Q8 and manufacture the product in large quantities, once we have progressed in terms of reducing thickness and once the situation in the silicon market is calmer.

The export ratio in fiscal 2005 was 36.8% (2004: 25.8%) and should rise in upcoming years.

Financial performance: EBIT and income rise even faster than sales EBIT and net income for the period have risen significantly thanks to strong Company growth.

Due to high market demand, prices of silicon and wafers have gone up sharply in the past year. Q-Cells AG has passed on the price increases to its customers, raising prices for 2005 and 2006.

We were able to raise our gross margin (in relation to sales and inventory changes) from 32.4 % to 36.6 % thanks to consistent productivity growth and technological advances, as well as economies of scale.

Depreciation rose to EUR 11.3 million in fiscal 2005 due to additional capital expenditures of EUR 5.2 million related to factory expansion in the previous year.

Expenses of approx. EUR 2 million are included under personnel costs with respect to an employee stock option plan (ESOP II) in contrast to the previous year.

Other operating expenses were maintained at the same level at approx. 6 % (in relation to sales and inventory changes), despite higher advertising, legal and consultancy costs in connection with the IPO.

Operating income (EBIT) rose disproportionately by 222.4 % to EUR 63.2 million (previous year EUR 19.6 million).

Consolidated financial statements as of December 31, 2005, contain a share of start-up losses from the first production lines of our two minority interests in CSG Solar AG and EverQ GmbH totaling EUR 1.7 million (2004: EUR 0.4 million).

Despite this charge, net income for the period rose by 232.5 % to EUR 39.9 million (2004: EUR 12.0 million).



REVENUE DEVELOPMENT IN € MILLION


299.4
128.7
+132.6%
2004
2005

EBIT DEVELOPMENT IN € MILLION


63.2
19.6
+222.4%
2004
2005

NET INCOME FOR THE YEAR IN € MILLION


39.9
12.0
+232.5%
2004
2005

Financial position: IPO proceeds strengthen equity base Q-Cells AG's total assets at EUR 456.1 million have more than quadrupled compared to the previous year (EUR 113.1 million). This sharp increase in total assets is primarily the result of funds from the October 2005 IPO and from significantly higher revenues from ongoing business.

Non-current assets rose by 86.9% to EUR 126.5 million and current assets by EUR 284.2 million (626.0%) to EUR 329.6 million. Inventories and trade receivables have increased in response to Q-Cells AG's larger business volumes. Time deposits and cash and cash equivalents have shot up by EUR 230.6 million resulting from IPO revenues.

On the liability side, equity has surged by EUR 286.6 million due to the IPO and much higher net income for the period. The equity base was significantly reinforced. A total of approx. EUR 240 million in proceeds has accrued to the Company as a result of the IPO, after deducting bank commissions and other IPO-related expenses.

SHAREHOLDERS' EQUITY IN € MILLION


34.7
70.3
321.3
360.8
Balance sheet equity 2004
Economic equity 2004
Balance sheet equity 2005
Economic equity 2005

EQUITY RATIO IN %


69.3
30.7
37.9
62.1
29.6
70.4
20.9
79.1
debt ratio
equity ratio
Balance sheet equity 2004
Economic equity 2004
Balance sheet equity 2005
Economic equity 2005

The equity-to-assets ratio, with book equity of EUR 321.3 million, was 70.4 % at the balance sheet date in 2005. The ratio becomes 79.1 % when including near equity resources (tax-free shares of special reserves for investment subsidies and profit participation rights capital). Silent partner's interests (EUR 4.1 million) were terminated after the IPO and are therefore reported under other current liabilities at year-end; they are not included in the calculation of capital and reserves for 2005.

In order to finance future growth, the Supervisory and Executive Boards propose that book income for the year be fully retained.

Cash flow: strong operating cash flow The aims of controlling financial risks include: the minimization of default risks arising from trade receivables, securing financing of further business expansion that coincides in terms of maturities, and maintaining liquidity in operating activities. These goals are pursued using appropriate control systems.

Funds in the amount of EUR 22.6 million from current operations and of EUR 252.3 million from financing activities – in particular from the IPO – have been generated for Q-Cells AG. The Company spent EUR 43.1 million in expanding production capacities in its core business during 2005. Significant funds, therefore, remain available for investment in core business as well as in affiliated companies.

Despite higher inventories (payments on account, raw materials and finished goods), trade receivables and other assets, cash flow from operating activities more than tripled and amounted to EUR 22.6 million last fiscal year.

As of the balance sheet date, credit lines were available in the amount of EUR 32.5 million, to be used either as current account credits or aval credit/accreditation line (drawdown as of December 31, 2005: EUR 17.4 million as avals/accreditations).

The Company's liquidity was guaranteed at all times. There were no bad debts and no default risks have been identified at present.

Capital expenditure and production: significant expansion of production capacities
Q-Cells AG continued to expand its production capacities greatly during the past year, investing a total of EUR 43.1 million. This equates to more than 14% of sales and exceeds our entire 2005 net income. The following overview shows the development of production capacity:

Capacities	2005	2004	2003
Annual nominal capacity at the end of the period (in MWp)[1]	292	170	63
Production capacity at the end of the period (in MWp)[2]	234	136	50

During 2005 we started operation of two of the three partial lines in Factory IV (nominal capacity is approx. 180 MWp). In March of 2005, a month earlier than originally planned, the first cells in this line were produced. Q-Cells AG's nominal capacity has risen to approx. 292 MWp at the end of 2005 as a result. This nominal capacity is equivalent to a production capacity of approx. 234 MWp. Numerous technological advances, such as a laser procedure for edge insulation or an in-line process for phosphorus doping, are being used for the first time in this production line.

We raised production output by 118.3% (75.9 MWp) to 165.7 MWp during 2005. The extended capacities introduced in 2004 were able to be utilized for the first time for a full year. In the course of 2005 primarily monocrystalline and polycrystalline solar cells in 156x156 mm format were manufactured. Moreover, we produced cells in Q8 (210x210 mm) format in lesser quantities.

We managed to reduce cell widths from 280 to 270 μm to 240 to 220 μm (Q6L) during the year. This allowed us to decrease silicon consumption per Wp and thereby further lower cell production costs.

[1] Annual nominal capacity at the end of the period describes the theoretically possible capacity volume at the end of the period without taking into account interruption in production and servicing, maintenance, cleaning, screen and paste changes and cell breakage due to materials. This calculation is also based on: 350 working days of 24-hour operation, production of 156x156 mm format (since the beginning of 2004), as well as certain internal assumptions specific to processes and products.

[2] In order to calculate production capacity, a total of 20% of nominal capacity is deducted for unavoidable production interruptions due to servicing, maintenance, cleaning, screen and paste changes, as well as cell breakage due to materials. Production capacities are calculated based on experience and estimates. They are, therefore, only approximate figures.

Production: Constant optimization of production processes accompanied by continuous cost reductions Q-Cells AG uses the most up-to-date manufacturing techniques and a high degree of automation in production and is thus one of the cost leaders among solar cell manufacturers of high-quality products. Q-Cells AG is one of the companies in the industry driving innovation, as exemplified by the development of the Q6-mono, the Q6-multi, the Q6L-multi, Q6L-mono and the Q8 cells. The Company is striving to keep its position as one of the global leaders in quality and cost in the industry.

One of Q-Cells AG's objectives is ‚manufacturing excellence': Q-Cells AG manages its processes chiefly using the following key indicators:

- Production costs
- Degree of effectiveness
- Quality (proportion of A cells)
- Breakage
- Cell format
- Throughput
- Capacity utilization
- Productivity indicators
- Workplace safety



Q-Cells AG constantly optimizes existing processes and searches for better solutions and implements new processes after intensive testing on a regular basis. Q-Cells AG targets to optimize its processes with scalable design to the greatest extent possible. We are expanding our production capacities with each new factory and at the same time achieving advantages with respect to volume and quality.

Q-Cells AG production operates all year round, seven days a week, 24 hours a day in 4 shifts. The production technology platform we have developed guarantees an integrated, highly automated production process.



In our opinion it is this production technology that represents a sustained competitive advantage, particularly with regard to efficiency and quality. The implementation of best practices in conjunction with an ongoing optimization program has led to continuous productivity gains. Additional cost savings potential is systematically identified and acted upon by our 29 engineers in process optimization (production).

The decrease in cell thickness is particularly significant in terms of cost reduction. During 2005, in close cooperation with our suppliers and customers, we managed to cut cell thickness from 280 to 270 µm in the previous year to 240 to 220 µm. At the same time, we were able to maintain and even slightly enhance the average degree of effectiveness of our products through consistent process optimization. Moreover, we achieved a considerable increase in the share of A-quality product through continuous process improvement and monitoring.

The cells manufactured by Q-Cells undergo a fully automatic check after every process step. We use electric and optical measurement methods in this process.

Standardized process flows are the basis for successful and constant improvement and risk minimization in the Company.

Research and development It is Q-Cells AG's goal to develop photovoltaic technology rapidly and affordably, such that solar electricity can grow as a competitive energy source in the medium to long term. As a result Q-Cells AG invests significantly in research and development, as well as product innovation. Q-Cells AG considerably expanded its research and development capabilities in its core business (polycrystalline and monocrystalline cells) and in new technologies. Q-Cells AG now has a team of 57 highly qualified specialists in the research and development division, as well as 29 additional employees with engineering degrees in production and process optimization.

Q-Cells AG assures the quality of its in-house technological and research expertise by engaging in joint projects and close cooperation with leading universities and research institutes.

In addition, Q-Cells AG integrates strategic partners in preceding and succeeding stages of the value creation chain into the optimization of production processes and products. In 2005 we collaborated in the areas of application techniques (modules), wafers, pastes and process machines.



CELL DEVELOPMENT

	Polycrystalline Cells		Monocrystalline Cells		Polycrystalline Cells		
	Q5 (125x125 mm)	Q6 (150x150 mm)	Q6M (150x150 mm)	Q6LM (156x156 mm)	Q6LTT (156x156 mm)	Q8TT (210x210 mm)	Q8BC Back-Contact (210x210 mm)
Market introduction	Q3 2001	Q2 2002	Q4 2003	Q3 2004	Q2 2004	Q2 2005	Expected in 2006
Output per cell (Wp)	2.40 Wp	3.51 Wp	3.69 Wp	3.92 Wp	3.80 Wp	6.88 Wp	6.88 Wp

Our technological focus is clearly defined in our core business (poly- and monocrystalline cells).

Over the next few years Q-Cells AG will concentrate especially on further cost reductions by increasing the degree of effectiveness and further diminishing cell thickness.

The product range of monocrystalline cells, launched in fiscal 2004, has contributed to the Company's success this past year. The Q8 cell was introduced in 2005, but was produced only in small quantities. Due to the still greater cell thickness, the cost advantages of the format increase do not yet outweigh material consumption, which is still too high. Q-Cells AG is working on further reducing the thickness of this new cell generation in order to exploit the cost advantages of the larger size.

Development of new technologies: joint ventures with experienced partners – factory construction in Thalheim in 2005 Current key technology – poly- and monocrystalline solar cells based on silicon wafers - will be the dominant technology for at least the next ten years in our opinion. At the same time complementary and parallel technological developments are likely to gain in significance. Some of these technologies are presently already so well developed that they can be exploited commercially in the next few years. Q-Cells AG is watching these developments closely and is participating selectively in development and commercialization of promising new technologies.

In order to hasten development and to consolidate know-how, Q-Cells AG is seeking to engage in joint research and development with experienced partners. Accordingly we are investing in companies in the domain of silicon thin-film technology and String Ribbon technology. Furthermore, we have established a wholly owned subsidiary to commercialize non-silicon based thin-film technology.

Silicon-based thin-film technology – crystalline silicon on glass (CSG) The CSG thin-film process has been under development since 1995 by the Australian company Pacific Solar Pty Limited with the assistance of the world's leading solar experts. This technology combines the benefits of proven silicon technology (such as low product risk or long shelf-life) with the advantages of thin-film: less material usage due to silicon layers of approx. 1.5 µm in thickness. After CSG Solar AG took over the exclusive license for this technology in 2004 and Q-Cells AG acquired 21.19% of its shares for EUR 1 million as part of the first financing round, additional funds were invested by the partners in 2005 in construction of the first factory with a production capacity of 25 MWp. In 2005 Q-Cells AG provided another EUR 7.3 million as shareholder's equity as its share in financing capital expenditure. Q-Cells AG's holding in CSG Solar AG was 23.03% at the end of the year. Capital expenditures in the amount of approx. EUR 53 million were made for construction of the first factory. These were financed by investment subsidies and allowances, silent partnerships and loans, in addition to equity contributions on the part of the partners.

String Ribbon technology (EverQ) Further reduction of silicon usage and consequently of production costs is a feature of String Ribbon technology, which is being commercialized under the EverQ GmbH joint venture. The US company Evergreen Solar, Inc. (Evergreen), which has been working on development of this technology for over ten years, is already operating a facility with a capacity of 15 MWp in Marlboro, Massachusetts, USA.

After the company was established jointly with Evergreen at the beginning of 2005 (Q-Cells share of 24.9%), funds totaling approx. EUR 42 million were invested in the past year in construction of the first factory for wafer, cell and module production, with an annual production capacity of 30 MWp at the Thalheim location. Q-Cells provided EUR 6.3 million for the factory construction this last year, as part of its share in financing. Approximately EUR 61 million in total was invested in the first factory in Thalheim.

A third partner was included in the joint venture in November of 2005 – the Norwegian company Renewable Energy Corporation ASA (REC). REC – the largest supplier of solar silicon and polycrystalline silicon wafers exclusively for the photovoltaic industry – initially took over a 15% share, reducing the Q-Cells' share to 21% (Evergreen 64%). Both REC and Q-Cells have the option of increasing their share to 33.3% under the terms of the joint venture agreement. This option is available to REC only in connection with higher silicon deliveries. EverQ is benefiting from both long-term raw material supplies in the form of a special silicon granulate and from REC's comprehensive know-how in wafer manufacture. The supply agreement, with a term of seven years, provides that REC will initially supply EverQ with 190 tons of solar silicon annually. The production capacity of EverQ's first factory is covered by this quantity.



Procurement: wafer procurement for planned production quantities during 2006 and 2007 assured to a large extent, despite a bottle-neck in global silicon production During 2005 a silicon shortage arose due to accelerated growth in the photovoltaic sector. Silicon prices rose considerably in 2005 and resulted in higher material usage costs, compensated by economies of scale and price increases.

Q-Cells AG has contracts covering a total of 452 MWp's worth of silicon and wafers during 2006 and 2007. Furthermore, additional quantities may be supplied from contracts under negotiation and ongoing deliveries; in addition, future thickness reduction will lessen demand in this respect. These quantities total approx. 400 MWp. According to our experience, roughly a 30% portion will materialize from the above figures. Q-Cells has entered into long-term contracts with strategic partners for a total of 1,464 MWp for the time period 2006 to 2016; these agreements already cover a portion of our future requirements.

In principle Q-Cells AG pursues a policy of long-term agreements and ‚win-win' partnerships with suppliers and customers. This corporate philosophy will also assist us in future not only in terms of procurement, but also with regard to rapid development and implementation of innovation.

Q-Cells AG has also added staff to its Supply Chain Management division in order to further safeguard supplies of raw materials, consumables and supplies. Our materials procurement activities cover all preceding links in the supply chain now. As a result, we have been able to successfully widen our procurement and supplier base.

On the whole we are assuming that bottle-necks in silicon availability are likely to occur in the next two years; they are not, however, expected to jeopardize our growth objectives. In our opinion shortages are likely to begin to disappear starting in 2008.

Sales: long-term agreements and strategic alliances ensure 'win-win' situations Q-Cells AG endeavors to secure sales of its production for the long-term based on contracts with a broad customer base. Long-term sales agreements exist with terms extending into 2010 and even 2016. These medium- and long-term sales guarantees, in conjunction with a secure supply of raw materials, gives us sufficient planning certainty to allow further expansion of our capacities. In our supply relationships, we focus on customers who not only possess high credit ratings, but above all significant growth potential, especially on the international market.

Q-Cells AG benefits in this sales market from its position as an independent producer of solar cells. We have established ourselves as a long-term and reliable partner and as a main supplier for many independent module manufacturers over the last few years.

As an independent specialist, we offer our customers a broad and effective product portfolio. Due to our strong position in technological development, we can guarantee our customers consistent delivery of the best products.

In order to secure our strong technological position, we work closely together with major customers. In addition to research and development and product strategy, joint projects also deal with practical questions such as format or transport breakage reduction. Since we collaborate in optimizing practical performance capabilities of cells used in modules, Q-Cells AG not only supports the quality of end products equipped with our cells, but also heightens customer satisfaction. This was corroborated by customer surveys during 2005 and at the beginning of 2006.

Q-Cells AG has advanced the globalization of sales together with our existing, but also our new, customers. Our ratio of exports to total sales in 2005 has grown to 36.8% (2004: 25.8%). We have established a subsidiary in Hong Kong, which, along with our sales and purchasing office near Shanghai, will provide us with a stronger presence in Asia, a future growth market. Q-Cells Asia Ltd. will focus on the strategically significant Asian market in its capacity as a sales branch and in future organize purchasing and secure raw materials from this vantage point. Huge growth is anticipated for the Asian markets in the upcoming years. One study by the European Industrial Association (EPIA) for instance expects market potential to rise between December 2005 and 2010 to more than 600 MWp in newly installed systems (2005: 100 MWp).

We were also able to expand our position in other future markets such as Southern Europe. We have been active in Spain since 2002, for example, and in the meantime have forged working relationships with three key players in the Spanish market. We also supply customers in countries such as Italy, Greece, Cyprus and Turkey, as well as North America.

Q-Cells AG's sales strategy is supplemented by targeted business-to-business marketing. The Company has established **Q-Cells AG** as a brand name for a producer of powerful cells. Q stands for quality in external communication, in other words, powerful cells of brand quality with High Customer Value Added. Q-Cells AG concentrates solely on cell production in contrast to most other companies – a decisive differentiating feature.

Q-Cells AG strives to maintain long-term customer relationships. It is our goal to attract the future ‚winners', i.e., the companies with the greatest growth potential, as our core customers. Our cooperation will extend beyond pure supply relationships to technological and commercial partnerships. Q-Cells AG will thus ensure a ‚win-win' situation for both parties.

Employees: additional jobs created – Q-Cells Academy expanded We created numerous jobs last year as well, given our sustained high production growth. At the end of 2005 Q-Cells employed a total of 767 staff (end of 2004: 484), including management and trainees. This means that the number of employees rose by 58% during the year, after nearly doubling in 2004. Absolute growth in employee numbers, however, at 283, exceeded that of the previous year. Most employees are engaged in the production division or as scientists and engineers in the research & development division. This division included 57 employees at the end of last year. In addition, we employ 29 engineers and other highly qualified staff in the production and process optimization division. 25 trainees were engaged at the end of 2005 (end of 2004: 18).



Continuous development of employee qualifications is of special significance to the future growth of our Company. This past year we established an internal personnel development and training system (known as the 'Q-Cells Academy'). The range of training and education courses offered extends from intensive English lessons and courses in areas such as project management, labor law and time management, to educational opportunities tailored for individual employees and their work areas and business coaching for all of Q-Cells AG management.

Q-Cells aims to enable all employees to share in the Company's profits based on performance. As a result remuneration of almost all employees includes variable components in the form of bonuses or profit sharing. Payment of these components is based on the achievement of corporate and personal goals. In the production division, negotiated bonus payments have been tied to indicators such as throughput and breakage ratios. In addition we implemented an employee stock option plan for all employees in 2005 (ESOP II). Stock options are also granted based on fulfilling targets that are set in advance.



RISK REPORT

Q-Cells AG's continued existence and positive development are supported by means of our clear strategic orientation, our risk management system and selective security measures, as well as by the long-term market potential.

Risk management system To Q-Cells AG, managing risk does not entail just minimizing risk but also identifying opportunities. Q-Cells AG therefore approaches risk pro-actively and positively, deriving opportunities from inherent risk. Our risk management system is consequently not only an important instrument in terms of security, but also in terms of achieving our corporate goals and ensuring our future.

Q-Cells AG's risk management system serves to identify, control, manage and master any risks entered into. Risks are inventoried on a monthly basis. A risk report is prepared quarterly and submitted to the responsible representative bodies of the Company. Processes are designed to enhance transparency and all those responsible for their observation areas are included in risk communication. Constantly updated, this is the basis for an ongoing risk consciousness borne by all employees.

Management keeps abreast of all potential risks by receiving timely feedback on production, quality, sales and financial results and comparing these to plan.

The management and control mechanisms created with the assistance of standard software, from 2006 software tailored to Q-Cells AG, form the basis for management decision-making.

Risk management undergoes ongoing development and is promptly adapted to changes in the environment.

This applies in particular to insurance policies taken out as a component of Q-Cells AG's risk management. Significant risks, such as fire or operating disruptions, are covered by appropriate insurance. We regularly review our insurance protection and bolster it with preventive measures.

Key risks

Sales market
Growth in the industry, as well as Q-Cells AG's own business activity, will be considerably influenced by political factors promoting renewable energy sources in the next five to ten years. In Germany, currently Q-Cells AG's major market, demand is driven to a great extent by the Renewable Energy Sources Act (EEG) implemented on January 1, 2004. It provides for long-term minimum compensation (linked with mandatory purchase by grid operators) for photovoltaic electricity. A review of the law is planned for the end of 2007; this may entail adjustment of promotion requirements under certain circumstances. At the moment, the EEG stipulates a continuous annual decrease in minimum compensation of between 5 and 6.5%. A significant drop in supply compensation resulting from a review could considerably depress demand for photovoltaic systems in Germany. This could have an adverse effect on target market prices, since Germany is the most important market for many of our customers.

This past year, however, governments in a number of additional countries have created attractive conditions for promoting renewable energy sources. We anticipate that new and stable markets for photovoltaic products, in addition to Japan and Germany, will be created over the next few years.

Furthermore, in 2005, Q-Cells AG has continued to diversify its customer portfolio in international markets by attracting new customers, especially on international markets. Our aim is to further extend long-term strategic partnerships with our most important customers and to raise the number of customers, particularly abroad. This will permit us to lessen our dependency on individual markets, particularly the German market.

Photovoltaic systems are usually financed by debt. The historically low interest rate levels and resulting low cost of debt have positively influenced the profitability of photovoltaic systems. An increase in the interest rate level would decrease profitability of photovoltaic systems due to higher debt costs and could therefore tend to depress demand for photovoltaic cells. We do not, however, anticipate a significant rise in the interest rate in either the short or the medium term.

Our sales market was a seller's market globally last year. Demand clearly exceeds production quantities. This is likely to continue over the next few years.

Procurement market

The limiting factor in industry growth was silicon, the most important raw material in the solar industry. Substantial demand surplus resulted in a shortage of silicon and silicon wafers last year. Availability of solar silicon is likely to limit industry growth rates in 2006 and 2007 as well. Since previous suppliers are expanding their capacity and it is anticipated that new suppliers will appear on the market, Q-Cells AG expects a relaxation of the supply side starting in 2008. We believe that existing bottle-necks will begin to disappear at this stage and the market growth rates will continue to rise due to pent-up demand.



Q-Cells AG has entered into long-term supply agreements with the most significant market participants in preceding value creation stages of silicon and silicon wafer production. Increased diversification in the supplier base is only possible on a limited basis at the moment, since there are relatively few companies in the market.

Q-Cells AG has not just strengthened the area of wafer purchasing, but also concluded contracts of considerable quantities of silicon supplies. This will secure our raw material base. These silicon deliveries currently constitute approx. 15% of the overall purchasing volume. As opposed to wafer purchasing agreements, silicon supply agreements tend to include fixed prices, as well as partial prepayments.

Q-Cells AG has managed to secure its requirements for 2006 and 2007 by intensifying its efforts to assure a raw materials supply, and to partially cover requirements into 2016 at the present time. One key reason for this is the business policy of entering into long-term strategic partnerships with selected, capable suppliers.

Acceptance obligations and associated price and sales risks arise from these steps taken to secure suppliers. We minimize these risks by guaranteeing at the time of purchase that we can offset appropriate sales agreements against quantities supplied.

In addition to our own efforts to reduce the thickness of wafers and/or cells, we are also investing in new technologies that are likely to reduce silicon consumption in production of our solar cells. Moreover, construction of new capacity in our core business (line V) is contingent upon sufficient raw material supply and corresponding sales agreements.

Related parties

Q-Cells AG maintains business relationships with related persons and companies. This includes the largest supplier of Q-Cells AG, ScanWafer, part of the REC Group, as well as Q-Cells AG's largest customer, Solon AG. These relationships may result in conflicts of interest and dependencies between the Company and related parties.

Products/production

Q-Cells AG provides guarantees for its products as manufacturer and seller of photovoltaic cells and is thus subject to guarantee risks. Q-Cells guarantees that delivered cells achieve at least 90% of nominal performance for ten years. Furthermore, Q-Cells guarantees that solar modules achieve at least 80% of contractually defined performance for twenty years and 90% for ten years from date of shipment. We are not currently aware of any significant customer complaints.

Q-Cells AG manufactures at only one location. Production disruptions could adversely affect the Group's financial position and performance.



Since there are currently four factories in operation in Thalheim, Germany, a breakdown in one factory or one unit will result in only partial limitation of production. During the second quarter of 2006, the last construction phase of factory IV will be completed, so that disruptions in a line or unit can be dealt with even more easily.

The production breakdown risk that still exists is mitigated by ongoing employee training and constant optimization and systematically monitored maintenance of our facilities.

Technology

The monocrystalline and polycrystalline solar cell technology used in Q-Cells AG's core business has continued to establish itself as the industry standard, despite a number of different thin-film concepts. Market share has risen slightly in the last few years and is now over 90%. Within these categories, the more affordable polycrystalline cells outweigh the more powerful monocrystalline cells. This technology is likely to maintain its dominant position in the next ten years due to additional cost reduction potential. On the whole, however, thin-film technology is likely to increase in significance. It will not replace crystalline technology, though, but complement it. New areas of use and new markets can be opened up with thin-film technology, such as in open spaces.

Q-Cells AG has put together one of the most outstanding research and development teams in the area of solar cell technology. Q-Cells AG safeguards in-house technological expertise by joint projects and close cooperation with top universities and institutes, as well as by strategic partnerships on the supplier and customer side. Q-Cells AG is investing selectively in promising future technologies via joint ventures.

An independent department, Strategic Business Development, with five employees at the end of last year, is monitoring global developments in the photovoltaic field and searching for technological platforms that will enable additional cost reductions to be achieved. The most promising approaches are chosen, regardless of materials used, in a comprehensive selection process. The department reviews the varied technologies for potential and feasibility in a multi-stage due diligence process. This review is the basis for the decision to enter the pilot or prototyping phase and commercialization.



Financial risks

Q-Cells AG's substantial expansion continues to require a high level of capital. Q-Cells AG provides a sufficient equity to assets ratio to ensure this. In October 2005, the Company floated an Initial Public Offering (IPO), increasing capital by issuing 6.7 million new shares. Q-Cells AG attracted approx. EUR 240 million in cash inflows. Our Group's share capital at the end of 2005 was EUR 321.3 million (an equity to assets ratio of 70.4%). Taking into account the special reserve for investment subsidies and profit-sharing rights, capital and reserves totaled EUR 360.8 million, with a corresponding equity to assets ratio of 79.1%.

Currency risks arise for Q-Cells AG due to the fact that we make purchases in US $ that are not entirely offset by US $ sales. We counter this risk by observing currency parities on an ongoing basis and undertaking hedging transactions where necessary.

The Company has made advance payments to suppliers as both a procurement and security measure. It will be necessary to pay such advance payments in future as well. This may give rise to default risks.

Prompt and expert financial control combined with financial planning linked in turn with a customer assessment system reduces the probability of bad debts.

Interest risks exist with respect to liabilities to banks, primarily long-term loans. Due to the successful capital increase under the IPO last year, our dependence on interest rates has lessened as a result of improved financing opportunities from shareholders' equity.

The Company receives public investment grants and subsidies in connection with creating and expanding capacity. Notifications issued regarding the approval of investment subsidies total approx. EUR 21 million, of which approx. EUR 17.2 million was paid out by the end of December 2005. Payment of these funds is always contingent upon the availability of such resources (EU, Federal or the State of Saxony-Anhalt) or their allocation in the budget (federal or the state of Saxony-Anhalt). Due to this contingency there is a risk of delayed payment or non-payment of the residual amount outstanding of approx. EUR 3.8 million.

These grants and subsidies, moreover, depend in principle on adherence to certain specifications and conditions that may in part be spread over a period of several years in the future. In the event of non-fulfillment, Q-Cells AG could be obligated to repay the subsidies received in part or in whole. This would have an adverse financial effect on the Company's situation.

Legal risks
In order to mitigate legal risks, in the case of significant risks, particularly in terms of contract management, an expert opinion is provided both internally and by external professional liability advisors from both legal and commercial aspects.

Research, development and licensing agreements are adapted to individual negotiating results on an ongoing basis.

In the case of research projects, a thorough patent clearing process is undertaken in order to ensure that future-oriented investments on the part of Q-Cells AG are commercially viable.

The quality mark 'Q-Cells' and 'Q.Cells' – a combined word and design mark – is being placed under local legal protection in key sales areas.

Significant risks from litigation or patent violations or any other legal risks have not been identified.

Overall risk/going concern risk The Group's overall and going concern risk is reduced by the following key factors:

- Q-Cells AG operates in an attractive market with high long-term growth potential.
- There is a high level of pent-up demand in the photovoltaic market.
- Q-Cells AG is market leader in Europe and is among the largest solar cell manufacturers in the world.
- Q-Cells AG works in the most up-to-date production facilities and optimizes processes on an ongoing basis with a view to cost reduction.
- Q-Cells AG has a highly qualified and capable team in its Research and Development division
- Q-Cells AG's main cost item is material expense. The Company can therefore react with flexibility in the case of a change in demand.
- Q-Cells AG has a strong equity base.




CONTINUING HIGH GROWTH RATES PLANNED –
A RISE IN MARKET SHARE AND EXPORT RATIO IN THE
NEXT FEW YEARS

It is anticipated that the demand for renewable energy sources and photovoltaic systems will increase considerably. There are many reasons for this: for one, almost all governments in the world have now recognized that climate protection is one of the key tasks for the present and the future. As a result they are implementing programs to generate energy without carbon dioxide emissions by using regenerating energy sources. An added incentive is that fossil fuels, which currently cover the major portion of the world's energy needs, are finite, as is uranium, the source material for using nuclear energy, and will in future only be extracted under more difficult conditions and therefore at greater expense. Finally, prices for fossil fuels such as oil and gas continue to rise due to higher demand in global markets. The International Energy Agency estimates that world energy needs will double by the year 2030. This increase will be driven particularly by the sharply growing needs in the most populous emerging countries such as China and India. Moreover, decision-makers in the world of politics and economy in Western industrialized countries are increasingly preoccupied with the question of supply security. At the core of this issue is the recognition that the predominant portion of fossil fuel reserves lies in politically unstable regions of the world and that energy supplies are extremely vulnerable to terrorist attacks.

These factors reinforce the role of renewable energy sources and ensure that this area will remain one of the greatest growth markets in Germany and in the world as a whole. According to the Federal Government, a quarter of the energy used in Germany should originate from environmentally sound resources by the year 2020. During 2005 the market share of renewable energy in primary energy generation climbed to 4.6%, while its share in total electricity generation was slightly over 10% in Germany. Photovoltaic systems still play a minor role with a share of slightly over 0.1%, but there is significant potential for expansion from this renewable source which, in contrast to water or wind energy, has no limits in principle.

Production capacities for, as well as actual production of, solar cells have climbed once again in Germany during the past year. Module production also rose considerably. Experts anticipate significant market growth for 2006.

The high growth rates in the photovoltaic market will continue uninterrupted throughout the world in the upcoming years, according to both our estimates and the unanimous assessment of a variety of analysts. According to the most recent estimates of the European photovoltaic organization EPIA, the global market will total approx. 5 GWp by 2010. We are even assuming a potential of 6 GWp at this stage.

Q-Cells AG aspires to exploit high global market growth in order to consistently enlarge its export ratio from the current 36.8% in a focused manner. In 2006 we are expecting increasing demand, in particular from East Asia and Southern Europe, but also the US, in addition to sustained market growth in Germany. Q-Cells AG intends to exploit the resulting market opportunities and achieve at least half of its sales outside of Germany by 2008.

Adoption of the California Solar Initiative (CSI) at the beginning of 2006 implies that solar energy in this state will be supported to the tune of US $ 3.2 billion over the next ten years. Installed capacity of 3 GWp is expected. The American market will become increasingly significant for Q-Cells AG in the future. In addition to the market presence of Evergreen, our joint venture partner in EverQ, we are currently in discussion with several strategic partners. We are also helping our customers with their own entry into this important market.

We anticipate that market expansion in countries with high levels of sunshine such as Spain and California will mean that they reach the competitive edge for photovoltaic systems at peak load times much faster than in Germany. This is likely to result in continued sharp increases in demand.

To grow at least as substantially as the overall market in the future, we plan to invest in our core business, the production of monocrystalline and polycrystalline solar cells in the next years. Once line IV has been completed and powered up at the end of the second quarter of 2006, we will have an annual nominal capacity of 350 MWp. This corresponds to a production capacity of 280 MWp. We expect that a decision will be made concerning the size and construction start of production line V during the second half of the year. Our goal is to install two to three new production lines in the next few years and to invest approx. EUR 200 million in our core business.

In addition to investing in our core business, we will also push forward with capacity increases in promising new technologies:

- Nominal capacity at CSG Solar AG will be expanded to approx. 25 MWp according to plan by the middle of 2006. The first products are anticipated in the second quarter of 2006. CSG Solar AG has already concluded long-term supply contracts with two customers. This means that the majority of the production from these first two lines is already fully loaded until 2010. After production start and initial experiences, a decision will be made concerning further expansion of production capacities. The next expansion stage is expected to include additional capacity of up to 100 MWp.
- EverQ GmbH has installed a large portion of machinery and equipment in the new production facility in Thalheim. Production start-up and first products are expected during the second quarter according to plan. In this case, too, the partners involved will decide on further expansion in a second step to a total of up to 120 MWp after initial production line results are available.

Objectives of developing additional future-oriented technologies include further cost decreases, less dependence on the silicon market and securing our market position. New technologies, particularly in the area of the thin-film process, complement proven silicon technology, by satisfying increased demand and covering new market segments, including open space usage. We anticipate that, despite the growing importance of thin-film technologies in the foreseeable future, wafer-based silicon technology will continue to dominate.

Q-Cells AG has achieved considerable cost reductions during 2005 and strengthened the foundation for future growth with its rapid expansion of production capacity, accelerated research and development both in our core business and in the field of new technologies and constant improvement in products and in production processes. We therefore expect strong market growth and for Q-Cells substantial increases in turnover and net income of at least 20% during 2006.

Thalheim, February 27, 2006
Q-Cells AG's Executive Board

ANTON MILNER
CEO

REINER LEMOINE
CTO

THOMAS SCHMIDT
COO

DR. RER. POL. HARTMUT SCHÜNING
CFO

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET as of December 31, 2005 (IFRS)

ASSETS	Note	12/31/2005 € '000	12/31/2004 € '000
A. NON-CURRENT ASSETS			
I. Intangible assets	**3.2, 4.1**	3,712.4	608.7
II. Property, plant and equipment	**3.3, 4.2**	99,641.8	66,424.8
III. Financial assets	**3.4, 4.3**	3.1	30.4
IV. Equity investments in associates	**3.4, 4.4**	12,480.7	593.6
V. *Other non-current assets*	**3.5, 4.5**	10,666.9	0.0
		126,504.9	**67,657.5**
B. CURRENT ASSETS			
I. Inventories	**3.6, 4.6**	49,888,9	14,698.9
II. Trade accounts receivable	**3.7, 4.7**	33,802.5	17,371.0
III. Time deposits	**3.8, 4.8**	32,500.0	0.0
IV. Other receivables and assets	**3.7, 4.9**	12,719.7	10,837.0
V. Cash and cash equivalents	**3.9, 4.10**	200,647.9	2,527.2
		329,559.0	**45,434.1**
TOTAL ASSETS		**456,063.9**	**113,091.6**

EQUITY AND LIABILITIES	Note	12/31/2005 € '000	12/31/2004 € '000
A. SHAREHOLDERS' EQUITY	**3.10, 4.11**		
I. Subscribed capital		36,913.6	10,085.7
II. Capital reserves		240,686.9	12,405.4
III. Revenue reserves		5,528.0	0.0
IV. Other reserves		-447.7	-2.9
V. Retained earnings		38,581.1	12,240.6
		321,261.9	**34,728.8**
B. INVESTMENTS GRANTS AND SUBSIDIES	**3.11, 4.12**	**29,827.3**	**20,074.8**
C. NON-CURRENT LIABILITIES			
I. Profit participation rights capital	**3.12, 4.13**	14,492.9	14,407.1
II. Silent partners' interest	**3.15, 4.14**	0.0	4,092.0
III. Non-current financial liabilities	**3.15, 4.15**	12,833.8	7,875.1
IV. Other non-current liabilities	**3.15, 4.16**	4,505.9	4,775.9
V. Deferred taxes	**3.13, 4.17**	647.1	810.3
		32,479.7	**31,960.4**
D. CURRENT LIABILITIES			
I. Current financial liabilities	**3.15, 4.18**	11,658.8	6,094.0
II. Trade accounts payable	**3.15, 4.19**	24,631.5	8,648.9
III. Tax liabilities	**3.15, 4.20**	14,488.9	5,768.1
IV. Other provisions	**3.14, 4.21**	8,848.2	3,790.9
V. Other current liabilities	**3.15, 4.22**	12,867.6	2,025.7
		72,495.0	**26,327.6**
TOTAL ASSETS		**456,063.9**	**113,091.6**

CONSOLIDATED INCOME STATEMENT (IFRS)
for the year ended December 31, 2005

	Note	2005 € '000	2004 € '000
1. Sales	5.1	299,369.2	128,697.0
2. Changes in finished goods inventories		11,932.2	-1,158.9
3. Other own work capitalized		793.5	416.1
4. Other operating income	5.2	6,806.6	3,340.5
5. Cost of materials	5.3		
a) Cost of raw materials, consumables and supplies and of purchased merchandise		187,724.5	85,179.4
b) Cost of purchased services		10,169.4	1,010.3
6. Personnel expenses	5.4		
a) Wages and salaries		21,771.2	10,046.0
b) Social security costs and pension and benefits expenses		3,866.6	1,890.0
c) Stock option expense		2,478.0	345.2
7. Depreciation, amortization and impairment losses	5.5	11,302.3	5,200.7
8. Other operating expenses	5.6	18,419.8	7,992.5
9. Other taxes		8.8	26.4
10. Operating income		**63,160.9**	**19,604.2**
11. Income from associates	5.7	-1,696.0	-396.0
12. Interest and similar income	5.8	1,749.5	152.7
13. Interest and similar expense	5.8	3,100.9	1,278.8
14. Profits transferred under partial profit transfer agreements	5.8	172.1	172.1
15. Income before taxes		**59,941.4**	**17,910.0**
16. Income taxes	5.9	20,009.4	5,924.2
17. Net income		**39,932.0**	**11,985.8**

Earnings per share		**2005**	**2004**
Earnings per share (basic) in € per share	5.10	1.25	0.42
Earnings per share (diluted) in € per share	5.10	1.18	0.42

CONSOLIDATED CASH FLOW STATEMENT (IFRS)
for the period January 1 through December 31, 2005

	Note	2005 € '000	2004 € '000
Net income		39,932.0	11,985.8
Income tax expense		20,009.4	5,924.2
Depreciation, amortization and impairment losses		11,302.3	5,200.7
Income from associates		1,696.0	396.0
Other non-cash income and expenses		1,857.3	-197.6
Amortization of deferred investment grants and subsidies		-4,169.7	-2,287.1
Change in provisions		5,057.3	8,047.5
Losses on disposal of intangible assets and items of property, plant and equipment		816.9	0.0
Change in inventories, receivables and other assets		-63,566.5	-10,248.2
Change in other liabilities		16,431.3	-12,937.2
Interest and similar income		-1,749.5	-152.7
Interest and similar expense		3,100.9	1,278.8
Liquid funds generated by operating activities		**30,717.7**	**7,010.2**
Interest paid		-2,549.5	-860.1
Interest received		1,498.8	207.2
Income taxes paid		-7,103.2	0.0
Cash provided by operating activities	6.	**22,563.8**	**6,357.3**
Capital expenditures on intangible assets		-2,431.4	-469.1
Capital expenditures on property, plant and equipment		-44,171.7	-34,648.2
Acquisitions of equity investments		-14,748.8	-1,027.3
Payments for time deposits		-32,500.0	0.0
Proceeds from disposal of property, plant and equipment		379.0	107.7
Proceeds from disposal of equity investments		1,170.0	2.5
Proceeds from investment grants and subsidies		15,586.8	6,785.2
Cash used in investing activities	6.	**-76,716.1**	**-29,249.2**
Proceeds from contributions to shareholders' equity		255,558.2	10,507.5
IPO costs (before taxes)		-12,506.0	0.0
Proceeds from the issuance of profit participation rights capital		0.0	14,400.0
Proceeds from loans obtained		25,375.0	9,519.9
Repayment of loans		-14,826.8	-2,118.4
Payments under finance leases		-1,327.4	0.0
Change in current accounts and interim financing		0.0	-8,294.8
Cash provided by financing activities	6.	**252,273.0**	**24,014.2**
Change in liquid funds		198,120.7	1,122.3
Balance of liquid funds at beginning of period		2,527.2	1,404.9
Balance of liquid funds at end of period	6.	**200,647.9**	**2,527.2**

The cash flow statement is explained in section 6 of the notes.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (IFRS)
for the period from January 1 through December 31, 2005

	Subscribed capital € '000	Capital reserves € '000	Revenue reserves € '000
01/01/2004	**89.7**	**8,502.6**	**0.0**
Stock option program		345.2	
Change in equity of associates		-7.5	
Other recognized gains and losses	**0.0**	**337.7**	**0.0**
Net income			
Total recognized income and expense	**0.0**	**337.7**	**0.0**
Capital increases	19.9	12,096.8	
Cost of raising equity (after tax)		-40.1	
Transfer to revenue reserves			1,484.5
Capital increase from owners' funds	9,976.1	-8,491.6	-1,484.5
12/31/2004	**10,085.7**	**12,405.4**	**0.0**
Stock option program		2,478.0	
Market valuation of financial instruments			
Change in equity of associates		-10.7	
Other recognized gains and losses	**0.0**	**2,467.3**	**0.0**
Net income			
Total recognized income and expense	**0.0**	**2,467.3**	**0.0**
Transfer to revenue reserves			13,591.5
Capital increase from reserves	20,171.4	-12,107.9	-8,063.5
Capital increase	6,656.5	246,292.4	
Cost of raising equity (after tax)		-8,370.3	
12/31/2005	**36,913.6**	**240,686.9**	**5,528.0**

Changes in shareholders' equity are explained in section 4.11 of the notes.

Other reserves			
Market valuation € '000	Currency translation € '000	Accumulated profits € '000	Total € '000
0.0	**0.0**	**1,739.3**	**10,331.6**
			345.2
	-2.9		-10.4
0.0	**-2.9**	**0.0**	**334.8**
		11,985.8	11,985.8
0.0	**-2.9**	**11,985.8**	**12,320.6**
			12,116.7
			-40.1
		-1,484.5	0.0
			0.0
0.0	**-2.9**	**12,240.6**	**34,728.8**
			2,478.0
-432.6			-432.6
	-12.2		-22.9
-432.6	**-12.2**	**0.0**	**2,022.5**
		39,932.0	39,932.0
-432.6	**-12.2**	**39,932.0**	**41,954.5**
		-13,591.5	0.0
			0.0
			252,948.9
			-8,370.3
-432.6	**-15.1**	**38,581.1**	**321,261.9**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2005

1. GENERAL DISCLOSURES

1.1 Basic information

Q-Cells AG operates in the promising photovoltaic market, specializing in the development, manufacture and marketing of high-quality solar cells. The Company was established in 1999 and is now one of the largest and fastest-growing companies in the sector worldwide.

As of the balance sheet date, December 31, 2005, the Company employed 738 individuals. At the end of 2005, the number of trainees was 25. As in the previous year, Q-Cells AG's Executive Board consisted of four members.

Q-Cells AG was entered into the commercial register of the district court of Stendal under number HR B 16621.

The Company's registered head office is Guardianstrasse 16, 06766 Thalheim, Deutschland. The consolidated financial statements can be obtained from the Company's headquarters and is published on the Internet.

The consolidated financial statements are prepared in euro (EUR), since the majority of Group transactions occur in this currency. All amounts are indicated in thousands of euros (EUR '000) unless otherwise indicated and reflect rounding differences.

1.2 Significant events during the fiscal year

- Initial listing of Q-Cells AG's shares in the Prime Standard of the Frankfurt stock exchange on October 5, 2005.
- Deutsche Börse AG included Q-Cells AG in its technology index, TecDAX, in a non-scheduled revision of the index.
- Group sales surged by 132.6% in 2005.
- Income from ordinary activities jumped 222.4% to EUR 63.2 million (2004: EUR 19.6 million) and net income surged 232.5% to EUR 39.9 million (2004: EUR 12.0 million).
- Construction continued on a new factory (line IV) as planned during the fiscal year. After completion in mid-2006, it will be one of the largest solar cell factories in the world with a nominal capacity of approx. 180.0 MWp. The first partial lines are already in production.
- Q-Cells AG increased its holdings in CSG Solar AG to 23.03 %. Construction of the first production line is proceeding according to plan.
- Q-Cells AG founded the Company EverQ GmbH, Thalheim, jointly with Evergreen Solar, Inc., a company that is listed on the NASDAQ. In November of 2005, the Norwegian company Renewable Energy Corporation ASA (REC) became the third partner in the company. Q-Cells AG has a 21.0% share in EverQ GmbH and has the right to increase its stake to 33.0%. EverQ began construction on its first factory in the middle of 2005.
- Q-Cells AG acquired Brilliant 143. GmbH (renamed Calyxo GmbH as of February 7, 2006), Thalheim, in August of 2005 as a wholly-owned subsidiary (please refer to section 2.1). Calyxo GmbH plans to commercialize a thin film technology.
- Also during August of 2005, Q-Cells AG established its wholly-owned subsidiary Q-Cells Asia Ltd., Hong Kong, as a sales and purchasing branch for East and Southeast Asia and Australia.

2. CONSOLIDATED FINANCIAL STATEMENTS

2.1 Companies included in consolidation

In addition to Q-Cells AG, all domestic and foreign subsidiaries controlled by Q-Cells AG are included in the consolidated financial statements. Affiliated companies are accounted for based on the equity method, provided significant influence is exercised on those companies.

Subsidiaries
Brilliant 143. GmbH, Thalheim, Germany
(renamed Calyxo GmbH on February 7, 2006; wholly owned)
Q-Cells Asia Ltd., Hong Kong, China (wholly owned)

The acquisition of Brilliant 143. GmbH, Thalheim, occurred in August 2005 for the commercialization of thin film technologies. Q-Cells AG is required to pay a total of EUR 2.5 million to finance Brilliant 143. GmbH, of which EUR 1.8 million had been paid by the balance sheet date. The company was renamed Calyxo GmbH, Thalheim, by shareholder resolution on October 20, 2005, and its share capital increased from EUR 225,000 to EUR 250,000. Share capital has been fully paid in. The capital increase and name change were entered into the commercial register on February 7, 2006.

Q-Cells Asia Ltd., Hong Kong, was established in August of 2005. This branch will be responsible for the coordination and development of Q-Cells AG's sales and purchasing activities in East and Southeast Asia, as well as in Australia.

Associates accounted for using the equity method

EverQ GmbH, Thalheim, Germany	21.00% holding
CSG Solar AG, Thalheim, Germany	23.03% holding

CPI ChemiePark-Institut GmbH, Bitterfeld, in which Q-Cells AG has holdings of 6.1%, is not part of the consolidation and is reported as under 'other investments' in the Q-Cells AG consolidated financial statements.

For details on the affiliated companies accounted for using the equity method, please refer to section 4.4.

2.2 Principles of consolidation

The financial statements of domestic and foreign companies included in the consolidated group are prepared in accordance with uniform accounting policies.

Equity of the parent and its subsidiaries is consolidated using the purchase method. The acquisition costs at the time of purchase of the investment are offset against the fair value of the proportional share of assets, debts and contingent liabilities.

Associates accounted for using the equity method are reported at their acquisition costs and the proportional annual change in shareholder's equity. Hidden reserves acquired are reported in the balance sheet. Hidden reserves are shown at the underlying asset values. The proportional share of after-tax income from these companies is reported in the income statement as income from associates.

All inter-company profits and losses, sales proceeds, expenses and revenues, as well as receivables and payables or provisions are eliminated among the companies consolidated. In the event that consolidation transactions impact income, taxes are deferred in accordance with IAS 12.

2.3 Currency translation

In the separate financial statements of consolidated companies prepared in local currency, monetary items in foreign currency (cash and cash equivalents, receivables and payables) are valued at the rate on the balance sheet date. Exchange differences are to the statement of income.

Since the foreign subsidiary (Q-Cells Asia Ltd., Hong Kong) is an integrated foreign unit, its financial statements are translated to euros in the consolidated financial statements in accordance with IAS 21 (under the functional currency concept). Translation of all monetary items occurs based on the closing rate, while translation of non-monetary items is based on the rate applicable at initial recognition. Income statement accounts of the integrated foreign unit are translated at the average rate for the year. Exchange differences are recorded against income.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of presentation

All International Financial Reporting Standards (IFRS/IAS) of the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) required to be used in the EU as of the balance sheet date were applied without exception in the preparation of these consolidated financial statements and the comparative information included.

These consolidated IFRS financial statements are the first consolidated financial statements prepared by Q-Cells AG. IFRS 1 was applied. Since Q-Cells AG had prepared separate financial statements in accordance with IFRS prior to December 31, 2005, assets and liabilities of Q-Cells AG are valued identically in the present financial statements pursuant to IFRS 1.25.

IASB has issued new standards, interpretations and modifications to existing standards, the use of which is not yet mandatary and which are not in fact being applied prematurely by Q-Cells AG.

IASB issued IFRS 7 in August of 2005. This standard combines disclosures on financial instruments hitherto regulated in IAS 30, 'Disclosures in the financial statements of banks and similar financial institutions' and IAS 32, ,Financial instruments: Disclosure and Presentation'. Certain disclosure obligations were modified or supplemented in this process. IFRS 7 is required to be applied by all companies in all industries. At the same time a modification of IAS 1 was announced. The modification stipulates that information that allows addressees of the financial statements to assess the goals, methods and processes of capital management should be published in the financial statements. IFRS 7 and the modification of IAS 1 are required to be applied in fiscal years starting on or after January 1, 2006. Earlier application is recommended. The first-time application of these regulations by Q-Cells AG in fiscal 2006 will result in additional disclosures in the Notes. No impact on recognition and measurement is anticipated.

Furthermore, the IASB has issued interpretations IFRIC 4 to IFRIC 9 and announced modifications to the standards IAS 19, IAS 39 and IFRS 4. These new accounting rules are not expected to result in changes of Q-Cells AG's accounting policies since either underlying transactions of relevance do not exist in the Group or the application of individual regulations, such as pertain to fair-value options or cash-flow hedging relationships, is not currently planned for future inter-company transactions.

The fiscal year is identical with the calendar year. The consolidated balance sheet under IFRS is structured according to the maturity of the individual balance sheet items. The consolidated income statement is prepared using the nature of expense method.

The consolidated financial statements are based on historical costs, with the exception of securities available for sale and derivative financial instruments that are measured at the fair value.

Preparation of financial statements requires that assessments and estimates be made on a regular basis. Such estimates are based on past experience and other knowledge of business transactions to be accounted for. Certain facts underlying estimates and assumptions that relate to accounting assessments may develop differently in future than anticipated. Estimates and their underlying assumptions are therefore regularly reviewed and assessed for potential accounting impact.

3.2 Intangible assets

Intangible assets acquired for a consideration are reported at acquisition cost plus ancillary acquisition costs. They are amortized according to the straight-line method over five years in accordance with estimated useful life.

Internally generated intangible assets are capitalized at production cost, if future benefits are expected to accrue to the company as a result, if they can be proven to be technologically feasible and if they can be measured reliably. They are amortized according to the straight-line method over their estimated useful life (five years). During ongoing project and milestone analyses, capitalization of development costs is reviewed for current development projects. If the conditions for capitalization are not met, expenses are recorded against income in the year they are incurred.

Intangible assets are tested for impairment if facts or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that the carrying amount of an asset exceeds the recoverable amount, an impairment loss is charged against income.

3.3 Property, plant and equipment

Property, plant and equipment are recorded at cost from which scheduled depreciation has been deducted. Interest on debt is not capitalized.

Assets of property, plant and equipment are depreciated according to their useful economic life using the straight-line method of depreciation.

The depreciation period is as follows for the assets below:

Depreciation period for property, plant and equipment

Buildings	19 to 33 years
Technical equipment and machinery	5 to 6,67 years
Other equipment, plant and office equipment	3 to 14 years

Property, plant and equipment are tested for total impairment, if facts or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that the carrying amount of an asset exceeds the recoverable amount, an impairment loss is charged against income.

Leased property, plant and equipment (finance lease)

Q-Cells AG entered into a lease agreement for a production line during 2004. The lease agreement has a basic lease term of 60 months without an extension or purchase option.

The lease object was capitalized at the beginning of this term at the present value of the minimum lease payments. A liability was recorded in an equivalent amount. The leased assets are subject to scheduled straight-line depreciation over the basic lease period. Lease installments are divided into interest and principal payments. In order to calculate the interest portion, a constant interest rate is applied to the remaining liability.

3.4 Financial assets and shares in associated companies

Shares in CPI ChemiePark-Institut GmbH, Bitterfeld, are reported under financial assets. The share in CPI is measured at the acquisition cost. The fair value at the balance sheet date did not result in a different valuation.

Shares in affiliated companies are recorded according to the equity method.

3.5 Other non-current assets

Other non-current assets of the Company are measured at amortised cost. Receivables accruing market interest rates are recorded at nominal value, receivables with no or low interest rates are accounted for at their discounted value. In addition to non-current receivables under loans, non-current portions of payments made for inventory assets are also shown under other non-current assets. An advance payment for material purchases to be made in the future is hedged by a forward exchange contract. Please refer to Section 7.2 for further details on this forward exchange transaction.

3.6 Inventories

Inventories include the raw materials, consumables and supplies as well as finished goods and advance payments made.

Raw materials and consumables are in principle measured at cost.

Finished goods are measured at cost of conversion, advance payments recorded at their nominal value.

Costs of conversion include unit material and production costs, as well as material and production overheads and production-related wear and tear on assets. Administrative costs are reflected, provided they can be allocated to production.

In the case of impairment of inventories, an impairment loss is recognized and the item reduced to the lower net realizable value.

3.7 Trade accounts receivable and other receivables and assets

Receivables and other assets are measured at nominal value.

Prompt and capable financial control in conjunction with a customer evaluation system decreases the probability of defaults.

3.8 Time deposits

Time deposits are not available immediately and are held to their maturity. Time deposits are carried at cost.

Time deposits are coupled with a derivative financial instrument that is not intended for hedging purposes and is further detailed in Section 7.2. A gain or loss arising from a change in the market value of the derivative is immediately recorded against income.

3.9 Cash and cash equivalents

Cash and balances at banks are included under cash and cash equivalents. This item also reflects securities from investment in a money market fund that are available on demand.

Cash and balances at banks are measured at nominal value on the balance sheet date.

Securities all belong to the ,available-for-sale' category and are carried at fair value. Changes in value are recorded directly in equity until they are sold. Purchases and sales are accounted for on the settlement day.

3.10 Stock option programs

The Stock Option Program 2003 (ESOP I) allows the acquisition of the Company's shares under certain conditions by those employees entitled. The opportunity to acquire subscription rights under an employee stock option plan was resolved by the Annual Shareholders' Meeting on December 29, 2003 (resolution on the issue of up to 8,900 subscription rights). At the balance sheet date, 6,235 employee options were outstanding entitling their holders to the purchase of a total of 1,720,860 shares.

The Stock Option Program 2005 (ESOP II) allows the acquisition of the Company's shares under certain conditions by those employees entitled. At the ordinary Annual Shareholders' Meeting of Q-Cells AG on August 16, 2005, a resolution was passed to issue up to 434,948 options to current and future members of the Executive Board and current and future members of the second tier of management and other employees. At the balance sheet date, 397,838 employee options were outstanding entitling their holders to the purchase of a total of 1,193,514 shares.

Accounting is undertaken according to IFRS 2 at fair value of the options issued at the time they were granted and is recorded under personnel expenses with a corresponding increase in shareholders' equity (capital reserves). The personnel expense is distributed over the option's holding period. Changes in estimates with regard to achieving the conditions at which the options can be exercised are recorded in the period in which such estimate changes arise. This does not apply for market conditions, which are only estimated once when the valuation is undertaken at the time the options are granted.

Please refer to section 4.11 for additional details.

3.11 Investment grants and subsidies

Investment grants and subsidies are recorded as liabilities and taken to income over the useful life of the related assets. Investment grants and subsidies are accounted for at the time the Company receives the funds or when there is an adequate level of certainty regarding receipt of the funds.

3.12 Profit participation rights capital

Profit participation rights capital is recorded at acquisition cost equivalent to the fair value of the consideration received. Transaction costs are taken into account. Subsequently, profit participation right is measured at amortized cost using the effective interest rate method.

3.13 Deferred taxes

Deferred taxes are calculated using the liability method. Deferred tax assets and liabilities are shown as a net amount if the right to offset actual receivables and payables from income taxes exists and if deferred tax claims and deferred tax liabilities relate to income taxes that have been levied by the same tax authorities and are owed by Q-Cells AG. Deferred taxes are calculated at a rate of 33.07 %.

3.14 Other provisions

Other provisions are calculated based on the best possible estimate of the total of all liabilities related to past business transactions or past events, the amount and timing of which is uncertain.

Provisions are set up to take into account identifiable obligations and risks to the extent possible.

Guarantee provisions are calculated based on anticipated risks.

3.15 Other liabilities

Other non-current liabilities are recorded at amortized cost or present value (liabilities related to finance leases) and current liabilities at nominal value.

Liabilities from finance leases are reported under other current or non-current liabilities depending on their maturity.

3.16 Income and expense recognition

Sales revenues and other operating income is recognized upon delivery or rendering of the service, i.e., with the transfer of risk to the customer.

Operating expenses are recorded against income when the delivery is made or service is rendered or at the time they are incurred.

Interest income is recorded pro rata temporis, interest expense may be recorded by using the effective interest rate method or pro rata temporis depending on the contractual terms of the liability.

Provisions for guarantees are created at the time that the corresponding sales revenues are recognized.

3.17 Derivative financial instruments

Within the Group, derivative financial instruments are primarily used for hedging transactions in order to control risk inherent in exchange rate fluctuations. Derivative financial instruments are not used for speculation. Hedge accounting is not being applied at this time.

Please refer to Section 7.2 for further details.

4. NOTES TO INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

4.1 Intangible assets

As of December 31, 2005, intangible assets totaling EUR 3,712,400 (December 31, 2004: EUR 608,700) were reported.

Changes in intangible assets are shown in the table on the right side:

During 2005 development costs for internally generated intangible assets in the amount of EUR 1,390,800 (December 31, 2004: EUR 262,800) were capitalized. Non-capitalizable research and development costs totaling EUR 2,141,700 were posted as expenses.

Development costs for the following projects in fiscal 2005 were capitalized:

- Minimization of optical losses by contact through the back side
- Development of a cell with back side contact and high efficiency

During the year under review, three development projects were reflected as disposals at their full carrying value of EUR 276,200, since their future economic benefit no longer appears certain due to developments in the photovoltaic field. Related expenses are reported under other expenses.

4.2 Property, plant and equipment

Changes in property, plant and equipment are shown in the table on the right side:

Significant additions in the area of technical equipment and machinery are related to further equipping of line IV.

Some items of property, plant and equipment constitute collateral for bank loans. Please refer to Section 4.15 in this regard.

Changes in Intangible Assets

	01/01 € '000
2004	
Industrial rights and similar rights and assets	647.5
Development costs	103.4
	750.9
2005	
Industrial rights and similar rights and assets	875.1
Development costs	366.2
	1,241.3

Changes in Property, Plant and Equipment

	01/01 € '000
2004	
Land and buildings	5,844.3
Technical equipment and machinery	21,390.3
Other equipment, plant and office equipment	1,303.6
Prepayments and construction in progress	3,145.7
	31,683.9
2005	
Land and buildings	8,273.7
Technical equipment and machinery	46,240.3
Other equipment, plant and office equipment	2,297.1
Prepayments and construction in progress	19,298.5
	76,109.6

Cost				Amortization and impairment losses			Net book values	
Additions € '000	Disposals € '000	Reclassification € '000	12/31 € '000	01/01 '000	Additions € '000	12/31 € '000	01/01 € '000	12/31 € '000
206.2	0.0	21.4	875.1	554.2	73.9	628.1	93.3	247.0
262.8	0.0	0.0	366.2	0.0	4.5	4.5	103.4	361.7
469.0	**0.0**	**21.4**	**1,241.3**	**554.2**	**78.4**	**632.6**	**196.7**	**608.7**
2,170.9	0.0	0.4	3,046.4	628.1	142.2	770.3	247.0	2,276.1
1,390.8	276.2	0.0	1,480.7	4.5	39.9	44.4	361.7	1,436.3
3,561.7	**276.2**	**0.4**	**4,527.1**	**632.6**	**182.1**	**814.7**	**608.7**	**3,712.4**

Cost				Depreciation				Net book values	
Additions € '000	Disposals € '000	Reclassification € '000	31/12 € '000	01/01 € '000	Additions € '000	Disposals € '000	31/12 € '000	01/01 € '000	31/12 € '000
615.0	0.0	1,814.4	8,273.7	220.6	217.7	0.0	438.3	5,623.7	7,835.4
9,704.0	8.6	15,154.6	46,240.3	4,061.7	4,517.9	1.7	8,577.9	17,328.6	37,662.4
877.5	35.5	151.5	2,297.1	288.4	386.7	6.5	668.6	1,015.2	1,628.5
33,746.1	451.4	−17,141.9	19,298.5	0.0	0.0	0.0	0.0	3,145.7	19,298.5
44,942.6	**495.5**	**−21.4**	**76,109.6**	**4,570.7**	**5,122.3**	**8.2**	**9,684.8**	**27,113.2**	**66,424.8**
1,544.0	2.4	8,129.1	17,944.4	438.3	406.2	0.3	844.2	7,835.4	17,100.2
1,925.4	965.2	35,461.4	82,661.9	8,577.9	9,930.5	438.2	18,070.2	37,662.4	64,591.7
1,582.1	13.6	3,312.3	7,177.9	668.6	783.5	2.0	1,450.1	1,628.5	5,727.8
39,826.8	0.0	−46,903.2	12,222.1	0.0	0.0	0.0	0.0	19,298.5	12,222.1
44,878.3	**981.2**	**−0.4**	**120,006.3**	**9,684.8**	**11,120.2**	**440.5**	**20,364.5**	**66,424.8**	**99,641.8**

Leased property, plant and equipment (finance lease)

Q-Cells AG entered into a lease agreement for a solar cell production line during 2004. The lease agreement began in December 2004 with a term of 60 months. The agreement stipulated payment of 60 lease installments of EUR 111,000 each, as well as a special payment of 20.0% (EUR 1,487,500) as part of the first installment.

Acquisition costs of those assets utilized under the finance lease since December of 2004 amounted to EUR 7,250,300 (taking into account the investment subsidy of EUR 187,200 granted to the lessor during the fiscal year); the carrying value as of December 31, 2005 was EUR 5,642,800 (December 31, 2004: EUR 7,313,600).

During the fiscal year, lease installments of EUR 1,327,400 were paid, including an interest portion of EUR 244,700.

The table below provides an overview of liabilities arising from the finance lease broken down into current and non-current portions as of December 31, 2005:

Q-Cells AG as lessee is obligated under the contract to insure the lease object against risks and to cede the related insurance claims to the lessor. Moreover, Q-Cells AG bears the risk of loss and total or partial damage of the object and is thus required to safeguard the object from third-party access.

Liabilities from finance lease	12/31/2005		
	Total minimum lease payments € '000	Interest expense € '000	Present value of minimum lease payments € '000
less than a year	1,281.5	190.8	1,090.7
between one and five years	3,752.8	250.9	3,501.9
	5,034.3	**441.7**	**4,592.6**

4.3 Financial assets

Financial assets are presented below:

	12/31/2005 Proportion of shareholders' equity		12/31/2004 Proportion of shareholders' equity	
	€ '000	%	€ '000	%
ChemiePark-Institut, Bitterfeld	3.1	6.10	3.1	6.10
EverQ GmbH, Thalheim*	–	–	27.3	100.00
	3.1		**30.4**	

*Shares in EverQ GmbH, Thalheim, were reclassified in fiscal 2005 and reported as shares in associates as of December 31, 2005, since the company started its operating activities during fiscal 2005

ChemiePark-Institut GmbH (CPI), Bitterfeld, is a company that was established to perform advance industrial research and to market the results. Q-Cells issues research and development assignments to this company. Q-Cells has the possibility to issue research and development assignments to this company.

4.4 Shares in associates

Shares in associates are shown below:

	12/31/2005 Proportion of shareholders' equity		12/31/2004 Proportion of shareholders' equity	
	€ '000	%	€ '000	%
CSG Solar AG, Thalheim	6,993.8	23.03	593.6	21.19
EverQ GmbH, Thalheim*	5,486.9	21.00	–	–
	12,480.7		**593.6**	

*Shares in EverQ GmbH, Thalheim, were reported under financial assets as of December 31, 2004, and reclassified during the fiscal year as shares in associates, since the company started its operating activities during fiscal 2005

CSG Solar AG, Thalheim, was founded in May of 2004. In three financing rounds, Q-Cells AG, Renewable Energy Corp., ASA, Høvik, Norway (REC) and Apax Europe V.A.-L.P., Good Energies Investments and Management invested in the company.

The company intends to manufacture photovoltaic modules based on a thin film technology in a newly built factory in Thalheim. This technology combines the advantages of proven silicon technology with the benefits of thin film. The technology uses less than 1% of the silicon in traditional modules per Wp.

In 2004, EUR 1,000,000 was invested in the first financing round. During fiscal 2005, Q-Cells AG participated in the second and third financing round in CSG Solar AG to the tune of EUR 7,303,800 in order to be able to continue to share in the benefits of this technology. Due to the overproportional participation of Q-Cells AG in CSG Solar AG's capital increases the share in the company's equity rose to 23.03% in the year under review.

CSG Solar AG has an option, a call option, to request payments by another investor totaling EUR 2,200,000 into CSG Solar AG's equity by December 31, 2006.

Construction of the first factory with two production lines commenced at the beginning of 2005. The first products should be coming off the production line in the first half of 2006.

At the beginning of 2005 Q-Cells AG entered into a joint venture with the US company Evergreen Solar, Inc., Marlboro, Massachusetts, USA (Evergreen). The aim of the joint venture is to produce and market wafers, cells and modules based on String Ribbon technology. For this purpose Q-Cells AG acquired Topas 107. VV GmbH, Berlin in December of 2005, renaming it **EverQ GmbH**, Thalheim, on February 11, 2005 (EverQ GmbH). The joint venture agreement with Evergreen went into effect on January 14, 2005. Under the terms of the joint venture agreement Q-Cells obtained holdings in EverQ GmbH since the beginning of 2005 of 24.9% and of Evergreen Solar, Inc., of 75.1%. REC participated as third partner in this joint venture with a 15.0% share starting on November 25, 2005. As a result of the takeover of shareholdings by REC, Q-Cells AG's share in EverQ GmbH has decreased to 21.0% and Evergreen's share to 64.0%.

Taking into account the capital contribution made during the sale of shares to REC in the amount of EUR 1,170,000, Q-Cells AG has made payments of EUR 6,275,000 into EverQ GmbH's equity as of December 31, 2005.

A consortium of banks granted EverQ GmbH specific-purpose loans to finance the construction of production facilities. One of the prerequisites for this bank loan is the granting of an unsecured shareholder loan on the part of Evergreen and/or Q-Cells AG of at least EUR 8.0 million. No such loan had been granted to EverQ GmbH by Q-Cells AG as of the balance sheet date.

In connection with the loan to EverQ GmbH, a pre-emptive tender rights contract was entered into between Q-Cells AG, EverQ GmbH and the lending bank, according to which Q-Cells AG grants EverQ GmbH an irrevocable pre-emptive tender right with respect to all its movable assets and all rights derived from all advance payments on movable assets. EverQ may accept this offer at any time without advance notice by submitting a declaration in writing. The purchase price for the object purchased will be equivalent to its carrying value at the time of the declaration of acceptance.

Regardless of the above, the carrying value of the purchase object will be at least as high as the total liability under the pre-emptive tender right on the part of EverQ GmbH as indicated in the bank loan agreement.

In connection with granting the loan to EverQ GmbH the requirement for Q-Cells AG and Evergreen to provide additional equity or additional, interest-free subordinate loans, in the event that capital expenditures exceed the level indicated in the loan agreement or in the event that public finance assistance is not granted in the amount specified in the loan agreement or is recalled by the Federal, the State or the EU, continues to apply.

Construction of the first factory began in the second half of 2005. The first products should be coming off the production line in the first half of 2006.

A summary of the proportional share of assets, liabilities, revenues and losses for the period from affiliated companies is presented below:

	2005 € '000	2004 € '000
Non-current assets	18,495.5	782.3
Current assets	6,766.4	194.3
Shareholders' equity	11,847.4	180.6
Investment subsidies	6,844.2	54.1
Borrowings	6,570.2	741.9
Sales	25.7	12.3
Net loss for the year	1,696.0	396.0

4.5 Other non-current assets

Other non-current assets reflect the non-current portion of advance payments made on future raw material supplies (EUR 9,662,900; December 31, 2004: EUR 0.0), as well as the non-current portion of a loan extended to Solarsquare AG, Lucerne, Switzerland (EUR 1,004,000; December 31, 2004: EUR 0.0; see Section 7.5.4.).

Current assets

4.6 Inventories

	12/31/2005 € '000	12/31/2004 € '000
Raw materials, consumables and supplies	27,673.9	5,800.6
Finished goods (December 31, 2004: and purchased merchandise)	17,917.6	5,985.4
Advance payments made	4,297.4	2,912.9
	49,888.9	**14,698.9**

Inventories of raw materials, consumables and supplies, as well as finished goods, have been assigned in full as collateral for existing current financial liabilities to the lending banks.

4.7 Trade accounts receivable

Trade accounts receivable are due within one year.

Trade accounts receivable were significantly higher in 2005 due to the rise in sales volumes at EUR 33,802,500 (December 31, 2004: EUR 17,371,000).

As of December 31, 2005, receivables in foreign currency amounted to EUR 1,045,400 ($1,237,000). A year earlier, this figure was EUR 214,900 ($293,200).

All receivables have been assigned to the lending banks in connection with current bank liabilities.

4.8 Time deposits

Time deposits of EUR 32,500,000 (December 31, 2004: EUR 0.0) are not available on demand and are covered with a derivative financial instrument that is not intended for hedging purposes and that is further detailed in Section 7.2.

4.9 Other receivables and assets

Other receivables and assets are all due within one year.

	12/31/2005 € '000	12/31/2004 € '000
Receivables from the tax authorities for investment subsidies	5,336.9	6,463.0
Receivables from loans	3,922.6	0.0
Receivables from shareholders from one-time invoicing of costs	784.7	0.0
Receivables from companies, in which a participating interest is held	442.3	0.0
Receivables from the state of Saxony-Anhalt related to grants under the community task of 'Improvement of the regional economic structure'	183.2	715.0
Receivables from investment contracts with an investor	0.0	2,609.2
Other assets	2,050.0	1,049.8
	12,719.7	**10,837.0**

4.10 Cash and cash equivalents

Cash and balances in banks amounting to EUR 65,630,700 (December 31, 2004: EUR 2,527,200), as well as securities of EUR 135,017,200 (December 31, 2004: EUR 0.0), are reflected in this item.

The securities reflect an investment in a money market fund. The fund in turn invests in fixed and variable rate securities, convertible and option bonds, as well as zero-coupon bonds and participation certificates in currencies of OECD countries, with short remaining terms and generally high credit ratings.

Available-for-sale securities are measured at fair value (market value). Changes in value are recorded in equity without impacting income until they are sold.

4.11 Shareholders' equity

Please refer to the statement of changes in equity for details on the change in Q-Cells AG's shareholders' equity during 2005.

The equity ratio based on reported equity of EUR 321,261,900 is 70.4% as of the balance sheet date (December 31, 2004: EUR 34,728,000 or 30.7%).

Capital accounts

Subscribed capital amounted to EUR 36,913,600 as of the balance sheet date (December 31, 2004: EUR 10,085,700) and is divided into 36,913,604 registered shares at no par value (December 31, 2004: 10,085,684 shares). Ownership of shares entails voting rights at the Annual Shareholders' Meeting as well as an entitlement to profits in the event of dividend payments.

The no-par bearer shares in circulation developed as follows during the year under review:

	Number of shares
01/01/2005	**10,085,684**
Capital increase from reserves on September 20, 2005	20,171,368
Capital increase on October 4, 2005	6,656,552
12/31/2005	**36,913,604**

Based on a resolution during the Annual Shareholders' Meeting on August 16, 2005, a capital increase from reserves took place by converting capital reserves in the amount of EUR 12,107,900, as well as by converting a part of the revenue reserves created by resolution on the appropriation of accumulated profits for fiscal 2004. As a result, subscribed capital rose to EUR 30,257,100. The capital increase was undertaken by issuing 20,171,368 new shares with no par value; these were issued to the Company's shareholders in a ratio of two new shares for each old share. These transactions were entered into the commercial register on August 18, 2005.

During the Annual Shareholders' Meeting of August 16, 2005, a resolution was passed to convert registered shares with limited transferability into bearer shares. This was entered into the commercial register on September 9, 2005.

The Executive Board increased subscribed capital from EUR 30,257,100 by EUR 6,656,600 to EUR 36,913,600 under partial utilization of authorized capital and in accordance with the resolution of September 19, 2005, at an issue price of EUR 1.00 per share. The new shares are entitled to profits as of January 1, 2005. Shareholders' subscription rights were excluded in order to place shares during the IPO. This was entered into the commercial register on October 4, 2005.

Authorized capital

During the Annual Shareholders' Meeting of August 16, 2005, existing authorized capital was canceled based on the resolution of August 23, 2004, and new authorized capital was resolved as described below: The Executive Board is authorized, with the consent of the Supervisory Board, to raise the Company's share capital in one or more instances prior to July 31, 2010, by up to EUR 15,128,500 against cash or non-cash contributions by issuing 15,128,526 new shares. The Executive Board is at the same time authorized, with the consent of the Supervisory Board, to decide on the exclusion of shareholders' subscription rights, to determine an approach to profit-sharing that differs from the law and to establish additional details in each capital increase. This was entered into the commercial register on August 18, 2005.

As of the balance sheet date, authorized capital still amounted to EUR 8,472,000 after partial utilization.

Capital reserves

Capital reserves result from additional payments made by shareholders at the time shares were issued and are not available for dividend payments due to restrictions under securities legislation.

In the present consolidated financial statements under IFRS as of December 31, 2005, the capital reserves are reduced by expenses required to generate shareholders' equity and increased by the fair value of the stock option program as required by securities law.

The development in capital reserves during the period under review is presented in the statement of changes in shareholders' equity.

Revenue reserves

During the Annual Shareholders' Meeting on August 16, 2005, it was resolved in connection with the appropriation of the Q-Cells AG's accumulated profits for fiscal 2004 to transfer the profits carried forward of EUR 1,672,600 from the reported accumulated profits of EUR 13,591,600 and an amount of EUR 1,353,100 from the net income for the year of EUR 11,919,000 to statutory reserves and the amount remaining from net income for 2004 of EUR 10,565,800 to other revenue reserves. EUR 8,063,500 of Company resources have been used for the capital increase.

Changes in revenue reserves during the period under review are presented in the statement of changes in shareholders' equity.

Other reserves
Other reserves include the change in value of securities available for sale in the amount of EUR 432,600; this figure is not taken to income.

Conditional capital I / stock option program 2003
On December 29, 2003, the Annual Shareholder's Meeting resolved to issue up to 8,900 stock options (ESOP I) to current and future members of the Executive Board and employees of the Company, in order to enable them to acquire the Company's shares under certain conditions at a basis price established in advance. Alternately, those entitled to acquire the shares may also be granted a cash settlement, although the Executive Board does not anticipate payment of a cash settlement. Of those stock options issued 25.0% vest after a period of two years after issue, another 25.0% after three years and the remaining 50.0% after four years. During the time periods described, the Company is authorized to cancel the stock options with immediate effect if an individual entitled to stock options resigns his or her employment with, or is terminated by, the Company.

For the purpose of fulfilling subscription rights, the Annual Shareholders' Meeting of August 16, 2005, resolved a conditional capital increase of the Company's shareholders' equity of up to EUR 1,720,900, which corresponds to an issue of a maximum of 1,720,860 bearer shares.

During fiscal 2004 a total of 6,424 stock options were issued, of which the Executive Board received 1,336. The Annual Shareholder's Meeting of August 16, 2005, resolved that no additional subscription rights would be granted under the stock option program of 2003. The amount of conditional capital I was limited to the number of shares that could be acquired based on the options previously issued.

Those entitled to acquire shares could exercise their subscription rights once

1. at least two years had passed since their issue,
2. Q-Cells shares were being traded on a stock exchange,
3. the lock-up period agreed for the Q-Cells IPO had expired,
4. the stock exchange price within the past five consecutive days on the stock exchange prior to exercising subscription rights has been at least 33% over the exercise price at the time of issue,
5. the vesting period had expired.

Due to capital increases from reserves in fiscal 2004 (at a ratio of 91 new shares to each old share) and in fiscal 2005 (at a ratio of 2 new shares for each old share) the number of shares that can be acquired based on a stock option has risen in the same proportion, while the exercise price has decreased correspondingly.

The table below shows the change in the levels of stock options and issue price:

Stock option program 2003	12/31/2005			12/31/2004		
	Weighted average exercise price per share €	Number of options units	Number of options eligible for subscription units	Weighted average exercise price per share €	Number of options units	Number of options eligible for subscription units
Options outstanding at the beginning of the period under review	2.73	6,335*	1,748,460	0.00	0	0
Options granted during the period under review	0.00	0	0	2.73	6,424*	1,773,024
Options forfeited during the period under review	2.72	100	27,600	2.72	89*	24,564
Options outstanding at the end of the period under review	2.73	6,235*	1,720,860	2.73	6,335*	1,748,460
Options exercisable at the end of the period under review	0.00	0	0	0.00	0	0

* Due to capital increases from reserves the number of shares that can be acquired based on stock options has risen to 276, while the exercise price has decreased correspondingly.

Stock options are accounted for at fair value according to IFRS 2. The fair value is calculated at the time the option is granted and distributed over the vesting period. The fair value is determined based on the Black-and-Scholes option price model. Issue of individual stock options occurred at four different points in time, so that there are four different fair values for the stock options issued. The exercise price is determined at the point at which each option is granted.

The following factors in the calculation of fair values were included:

1. During fiscal 2004, 6,424 options (of which 6,374 options were at the original exercise price of EUR 750.00 and 50 options at the original exercise price of EUR 1,250.00) were issues at four different points in time.
2. Expected volatility was determined based on comparable values of the PPVX index (Photon-photovoltaic-share index) from the past and extrapolated to the day on which the options were granted. Expected average volatility was equal to 0.33.
3. Based on the three vesting periods (performance periods) the term of the options extends from one to four years.

4. The Company expects that 10.0% of the stock options issued will not be exercised as a result of personnel fluctuations and the return of options for other reasons.

5. The following assumptions under the Black-and-Scholes option price model were used as a basis to calculate the weighted average of the fair values of subscription rights issued in 2004 at the time the options were granted:

	2004
Risk-free investment interest rate	4.0%
Expected volatility	0.33
Expected average remaining term	2.5 years
Market price	€ 750.00

The weighted average fair value of the stock options, based on the four tranches and the staggered vesting period, equals EUR 222.37 per stock option and was calculated as follows:

Stock option program

	12/31/2005 (after capital increase from reserves)	12/31/2004 (before capital increase from reserves)
Options issued	6,374	
Number of shares covered by subscription rights	1,759,224	6,374
Exercise price in EUR	2.72	750.00
Range of fair value of options in EUR	170.00 – 270.00	170.00 – 270.00
Options issued	50	
Number of shares covered by subscription rights	13,800	50
Exercise price in EUR	4.53	1,250.00
Range of fair value of options in EUR	61.00 – 128.00	61.00 – 128.00

Total expenses for the 2003 stock option program recorded in the period under review amount to EUR 405,300 (December 31, 2004: EUR 345,200) and are reported under personnel expenses and as an increase in shareholders' equity (capital reserves) at the same time.

Conditional capital II / stock option program 2005

At the ordinary Annual Shareholders' Meeting of Q-Cells AG on August 16, 2005, a resolution was passed to issue up to 434,948 options to current and future members of the Executive Board and current and future members of the second tier of management and other employees. The 2005 stock option program (ESOP II) permits certain employees to acquire Q-Cells AG shares at an established exercise price under defined conditions and specific prerequisites.

Alternately, those entitled to acquire the shares may also be granted a cash settlement at the discretion of the Executive Board, although the Executive Board does not anticipate payment of a cash settlement. Of those stock options issued, 33.33 % vest after a period of one year after issue, another 33.33 % after two years and the remaining 33.33 % after three years. During the time periods described, the Company is authorized to cancel the stock options with immediate effect if an individual entitled to stock options resigns his or her employment with, or is terminated by, the Company.

For the purpose of fulfilling subscription rights the Annual Shareholders' Meeting of August 16, 2005, resolved a conditional capital increase of the Company's shareholders' equity of up to EUR 1,304,800, which corresponds to an issue of a maximum of 1,304,844 bearer shares.

During fiscal 2005, a total of 400,612 stock options were issued, of which the Executive Board received 18,400.

Those entitled to acquire shares could exercise their subscription rights once

1. at least two years had passed since their issue,
2. Q-Cells shares were being traded on a stock exchange,
3. the lock-up period agreed for the Q-Cells IPO had expired,
4. the stock exchange price within the past five consecutive days on the stock exchange prior to exercising subscription rights has above the exercise price at the time of issue,
5. if the development of the stock exchange price of the Q-Cells AG share (as measured by the average price of the Q-Cells AG share over the five consecutive stock exchange days prior to exercising the option) exceeds the development of the index which includes the Q-Cells AG share cumulatively since issue by at least 10% per year. If Q-Cells AG is not included in any index, the TecDax or its comparable successor index may be used, as should if necessary be specified by the Supervisory Board,
6. the vesting period had expired.

As a result of the capital increase from reserves in fiscal 2005 (at a ratio of two new shares for each old share), the number of shares that can be acquired based on a stock option has risen proportionately, while the exercise price has correspondingly decreased. The number of stock options issued as of the balance sheet date was 397,838 and entitles holders to acquire a total of 1,193,514 stock options.

The table below shows the change in the levels of stock options and issue price:

Stock option program 2005

	12/31/2005		
	Weighted average exercise price per share € '000	Number of options Units	Number of options eligible for subscription Units
Options outstanding at the beginning of the period under review	0.00	0	0
Options granted during the period under review	1.75	400,612	1,201,836
Options forfeited during the period under review	1.75	2,774	8.322
Options outstanding at the end of the period under review	1.75	397,838	1,193,514
Options exercisable at the end of the period under review	0.00	0	0

Accounting is undertaken according to IFRS 2 at fair value of the options issued and is recorded under personnel expenses with a corresponding increase in shareholders' equity (capital reserves). The fair value is determined based on a Monte Carlo simulation.

The following model parameters and assumptions were used calculating the option price:

1. The exercise price per share is EUR 5.25 (prior to the capital increase).
2. The expected average term of the option is three years.
3. The market price of the underlying share at the time of issue is EUR 21.00.
4. The expected volatility of the share price is 0.6. The volatility was calculated based on historical volatility of the peer group over the past two years.
5. A dividend yield of 1.0% is anticipated from 2006 for purposes of the option price model.
6. The risk-free interest rate for the term of the option is 2.42%.

A fair value for the option of EUR 30.75 was calculated based on the assumptions above.

Total expenses recorded in the period under review for the 2005 stock option plan equal EUR 2,072,700 and is reported under personnel expenses and as an increase in shareholders' equity (capital reserves) at the same time.

Conditional capital III

Based on a resolution of the Annual Shareholder's Meeting of August 16, 2005, the Q-Cells AG Executive Board was authorized, with the consent of the Supervisory Board, to issue option and/or convertible bonds up to December 31, 2010, and to grant holders of option bonds option rights and holders of convertible bonds conversion rights to the Company's common shares up to a proportion of share capital totaling up to EUR 12,102,800. The Annual Shareholders' Meeting resolved a conditional share capital increase of up to EUR 12,102,800 to provide for the option rights and/or conversion rights. This was entered into the commercial register on September 20, 2005.

Proposal for the appropriation of accumulated profits for the year

According to the proposal for appropriation of accumulated profits by the Executive and Supervisory Boards profits should be retained in full.

4.12 Investment grants and subsidies

The balance sheet item, investment grants and subsidies' reflects the deferred amounts arising from investment grants under the community task of 'improvement of regional economic structure', subsidies to foster research and developments projects, as well as other investment subsidies.

	01/01/2005 € '000	Addition € '000	Reduction € '000	Amortization € '000	12/31/2005 € '000
Investment subsidies	11,514,1	7,099.9	1.7	2,343.7	16,268.6
Investment grants	8,560.7	6,829.0	5.0	1,826.0	13,558.7
Total	**20,074.8**	**13,928.9**	**6.7**	**4,169.7**	**29,827.3**

Investment grants, with the exception of the investment project in production line I, and investment subsidies, are subject to subsequent review; the Company has, however, not identified any issues that may require that the grants and subsidies be repaid.

Claims to payment of investment grants and subsidies (agreed maximum amounts of EUR 11.6 million and EUR 10.8 million respectively; receivables from investment subsidies December 31, 2005: EUR 4.6 million; investment grants still available as of December 31, 2005: EUR 3.7 million) for 2004 and 2005 were ceded to the lending banks in their entirety to collateralize the advance financing of capital expenditures on line IV. Advance financing was fully repaid in January of 2006.

Non-current liabilities

4.13 Profit participation rights capital

On November 24, 2004, the Annual Shareholders' Meeting resolved to issue a profit-sharing right. This was undertaken on December 10, 2004, in the amount of EUR 15,000,000 less transaction costs of EUR 600,000 by PREPS 2004-2 Ltd. for Q-Cells AG. The capital matures in November of 2011.

Each profit participation right has a fixed and a profit-related remuneration component. The fixed interest component (guaranteed income) is 7.5 % p.a., while the profit-related remuneration component (profit participation) has been agreed as follows:

a) A total of 7.5 % p.a. up to adjusted net income for the year of EUR 45,000,000.

b) A total of 8.5 % p.a. when adjusted net income for the year is from EUR 45,000,000 to EUR 55,000,000.

c) A total of 9.5 % p.a. when adjusted net income for the year is over EUR 55,000,000.

In this case the profit-sharing portion is reduced by the guaranteed gain portion. Profit-participation rights are subordinate to all other current and future creditor claims.

Non-current liabilities to banks can be broken down as follows:

Non-current financial liabilities	12/31/2005 € '000	12/31/2004 € '000	Principal repayments	Due date
Capital investment loan Deutsche Kreditbank AG	502.2	796.2	monthly	06/30/2011
Capital investment loan Deutsche Kreditbank AG	436.7	692.4	monthly	03/30/2011
Capital investment loan Norddeutsche Landesbank	2,161.9	3,406.3	quarterly	09/30/2007
Capital investment loan Deutsche Kreditbank AG	2,449.0	3,367.4	monthly	08/30/2008
Capital investment loan IKB Deutsche Industriebank AG	18,942.8	5,706.8	quarterly	03/15/2009
Less current portion	-11,658.8	-6,094.0		
	12,833.8	**7,875.1**		

4.14 Silent partners' interest

Since silent partnerships were terminated, they have been reclassified as other current liabilities in fiscal 2005.

4.15 Non-current financial liabilities

Non-current financial liabilities have increased to EUR 12,833,800 in comparison to December 31, 2004, (EUR 7,875,100) due to additional capital expenditures on capacity expansion.

Non-current financial liabilities include a variable-rate investment loan (EURIBOR + margin), two variable-rate loans (starting at 5.6% with a cap of 7.0% p.a.) and two fixed-rate loans with interest rates of 5.3% and 5.0% p.a.

Security pool agreements were entered into between the lending banks and the Company in August and October of 2005. The loans are collateralized with the following securities:

- Property charges on operating assets in the amount of EUR 31.9 million (carrying value on December 31, 2005: EUR 17.0 million; 2004: EUR 12.5 million).
- Assignment of security over machinery and equipment in lines I, II, III and IV (carrying value on December 31, 2005: EUR 68.9 million; December 31, 2004: EUR 43.4 million).
- Assignment of trade accounts receivable
- Assignment of security over raw materials and consumables and supplies, as well as finished goods
- Assignment of future investment grants and subsidies for individual capital expenditures (see section 4.12).

4.16 Other non-current liabilities

Other non-current liabilities as of December 31, 2005, reflect non-current liabilities under the finance lease (see section 4.2) in the amount of EUR 3,501,900 (December 31, 2004: EUR 4,775,900), as well as the non-current portion in the amount of EUR 1,004,000 of the loan totaling EUR 5.0 million granted by Solon AG, Berlin, at an interest rate of EURIBOR plus 1.5% p.a. and to be repaid starting January 1, 2006, in 15 monthly installments.

4.17 Deferred taxes

Changes in this balance sheet item are presented in section 5.9 under tax expense details.

Current liabilities

4.18 Current financial liabilities

Current financial liabilities to banks as of the balance sheet date amount to EUR 11,658,800 (December 31, 2004: EUR 6,094,000). They are due within one year and reflect the repayment amounts of non-current loans due within one year.

4.19 Trade accounts payable

Trade accounts payable at the balance sheet date amount to EUR 24,631,500 (December 31, 2004: EUR 8,648,900). They are due within one year.

Payables in foreign currency are converted at the rate on the transaction date and later measured at the closing rate. As of the balance sheet date, liabilities in foreign currencies amounted to EUR 1,645,400 (December 31, 2004: EUR 212,400).

4.20 Tax liabilities

Tax liabilities include provisions for corporate and trade tax of EUR 14,488,900 (December 31, 2004: EUR 5,702,800) as well as other operating taxes of EUR 65,300.

4.21 Other provisions

Changes in other provisions are shown below:

Other provisions	01/01/2005 € '000	Utilization € '000	Release € '000	Increase € '000	12/31/2005 € '000
Personnel-related provisions	1,905.0	1,485.5	0.5	3,534.6	3,953.6
Product or production-related provisions	1,452.1	174.9	34.5	1,993.9	3,236.6
Other provisions	433.8	263.2	51.0	1,538.4	1,658.0
Total	**3,790.9**	**1,923.6**	**86.0**	**7,066.9**	**8,848.2**

Provisions for personnel primarily reflect bonuses of EUR 2,283,100 (December 31, 2004: EUR 1,177,100), as well as accruals for vacation, overtime and overtime premiums of EUR 1,488,600 (December 31, 2004: EUR 646,600). Provisions in the production area chiefly reflect warranty provisions EUR 2,943,400 (December 31, 2004: EUR 1,242,700).

4.22 Other current liabilities

As of the balance sheet date, other current liabilities equal EUR 12,867,600 (December 31, 2004: EUR 2,025,700), including repayment amounts due within a year of EUR 3,996,000 (December 31, 2004: EUR 0) of the loan granted by Solon AG, Berlin (please refer to section 4.16), silent partnerships of EUR 4,092,000 (December 31, 2004: EUR 4,092,000, separated out as non-current liabilities), current liabilities from the finance lease of EUR 1,090,700 (December 31, 2004: EUR 1,085,900) as well as liabilities related to social security contributions and wage tax, sales tax and other current liabilities for the current year.

During the previous year, silent partnerships were reflected under non-current liabilities. Since silent partnerships have been terminated in the year under review, they have been reclassified as other current liabilities in fiscal 2005. They are composed of the following:

The **IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (IBG)** entered into a partial profit transfer agreement on August 9, 2000 (an agreement on the establishment of a silent partnership). The silent partnership ends after termination of the agreement on January 31, 2006.

For its contribution the investing partner receives a consideration of 8.0% p.a. regardless of net income for the year. Furthermore, the investing partner participates in 50.0% of the net income for the period, although this profit-related remuneration is limited to 5.0% of the contribution paid.

The **Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (MBG)** entered into a partial profit transfer agreement on June 17, 2002 (an agreement on the establishment of a silent partnership). The silent partnership ends after termination of the agreement on September 30, 2006.

The investing partner receives fixed remuneration of 7.5% p.a. of the contribution paid. In addition to the fixed consideration a guarantee commission is to be paid directly to the Bürgschaftsbank Sachsen-Anhalt GmbH in the amount of 1.0% of the amount guaranteed (at least 0.8% of the investment amount). Moreover, the investing partner receives a profit share of 50.0% p.a. of the net income for the period to a maximum of 1.75% p.a. of the contribution paid.

5. NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

5.1 Sales revenues

Sales revenues have risen by 132.6 % compared to 2004.

Section 7.1 of these Notes provides information on the breakdown by region.

Procuct	Cell type	Sales 2005 € '000	Sales 2004 € '000	Change € '000
Polycrystalline	Q5 (125x125 mm)	2,061.5	1,656.9	404.6
	Q6 (150x150 mm)	6,366.9	56,392.2	-50,025.3
	Q6L (156x156 mm)	256,706.6	53,759.1	202,947.5
	Q8 (210x210 mm)	2,696.2	62.3	2,633.9
Monocrystalline	Q5M (125x125 mm)	2,164.1	0.0	2,164.1
	Q6M (150x150 mm)	136.3	9,816.7	-9,680.4
	Q6ML (156x156 mm)	29,237.6	7,009.8	22,227.8
Total		**299,369.2**	**128,697.0**	**170,672.2**

Sales revenues from trading (EUR 95,900; fiscal year 2004: EUR 1,678,100), as well as fractional sales, other sales and deductions (EUR 1,473,600; fiscal 2004: EUR 802,300) were allocated to individual products and cell types.

Based on an agreement with a silicon supplier, the Company is required to commission manufacture of modules from cells that Q-Cells AG has produced using the silicon delivered from that particular supplier. The reworking into modules (lamination) invoiced by the module manufacturers to Q-Cells AG is included in an amount of EUR 8,246,800 in sales revenues of laminated solar cells (Q6L), while an equivalent amount is recorded in material expenses (see section 5.3.).

5.2 Other operating income

Other operating income for fiscal 2005 is broken down below:

	2005 € '000	2004 € '000
Amortization of investment subsidies	2.343,7	1.119,9
Amortization of investment grants	1.826,0	1.167,2
Income from charges passed on to shareholders	705.8	0.0
Foreign exchange gains	701.2	306.6
Grants for personnel costs	504.3	311.9
Release of provisions	86.0	175.5
Income from other periods	44.5	173.0
Other income	595.1	86.4
Total	**6,806.6**	**3,340.5**

5.3 Cost of materials

Cost of materials are primarily incurred in the procurement of wafers. The material cost ratio (cost of materials related to sales and changes in inventories) was 63.6 % in fiscal 2005 (fiscal 2004: 67.6 %).

The materials usage rate is as follows, before and after adjusting for lamination costs:

	Core business prior to elimination of lamination costs € '000	Module business € '000	Core business after elimination of module business € '000
Sales revenues	299,369.2	-8,246.8	291,122.4
Changes in inventories	11,932.2		11,932.2
Cost of materials	197,893.9	-8,246.8	189,647.1
Total	**113,407.5**		**113,407.5**
Materials usage rate	**63.6%**		**62.6%**

5.4 Personnel expense

We created numerous jobs due to continued high production growth. The number of employees rose sharply as well. Q-Cells AG employed a total of 738 individuals as of December 31, 2005 (December 31, 2004: 484). 25 trainees were engaged at the end of 2005 (end of 2004: 18). Q-Cells AG's Executive Board consists of four members, as in the previous year. During fiscal 2005 the personnel expense ratio (personnel expenses related to sales and changes in inventories) was 9.0% (fiscal 2004: 9.6 %).

5.5 Depreciation, amortization and impairment losses

The breakdown of depreciation, amortization and impairment losses is shown in sections 4.1 and 4.2.

5.6 Other operating expense

Other operating expense is composed of the following items:

	2005 € '000	2004 € '000
General and administrative expenses	3,747.7	1,085.2
Legal and consulting costs	3,322.6	525.6
Selling expenses	2,057.1	512.3
Maintenance and repair costs	1,942.4	1,953.0
Costs related to guarantees	1,624.4	1,592.4
Freight costs	942.5	570.2
Foreign exchange differences	754.6	275.8
Other operating expense	4,028.5	1,478.0
Total	**18,419.8**	**7,992.5**

5.7 Income from associates

Income from associates reflects the contributions to income of the companies accounted for using the equity method. This includes CSG Solar AG at EUR -880,700 (fiscal 2004: EUR -396,000), as well as EverQ GmbH at EUR -815,300.

5.8 Net finance costs

Net finance costs consist of the following:

	2005 € '000	2004 € '000
Interest and similar income (current)	**1,749.5**	**152.7**
Interest and similar expense		
Non-current liabilities	1,067.2	593.2
Current liabilities	401.6	289.6
Expenses equivalent to interest	1,632.1	396.0
Profits transferred under partial profit transfer agreements	**172.1**	**172.1**
Total	**-1,523.5**	**-1,298.2**

Interest and similar income includes EUR 970,800 that relates to dividends from investments made via the money market fund reported under cash and cash equivalents.

Expenses similar to interest primarily signify payments made relating to outstanding profit-participation rights and silent partnerships.

Expenses arising from partial profit transfer agreements involve the variable profit portions of silent partnerships for the period under review (see Section 4.22).

5.9 Income taxes

Income taxes break down as follows:

	2005 € '000	2004 € '000
Income tax	15,548.9	3,977.8
Trade tax	4,616.7	1,649.9
Income from the release of tax liabilities	-22.4	0.0
Deferred taxes	-133.8	296.5
Total	**20,009.4**	**5,924.2**

Q-Cells AG income tax is calculated by using the tax rates applicable or announced as of the balance sheet date. A corporation tax rate of 25.0% was used to compute deferred taxes (December 31, 2004: 25.0%) with the addition of a solidarity surcharge of 5.5% on the transferred corporation tax liability; an effective trade tax rate of 6.7% (December 31, 2004: 6.7%) was taken into account. Together with the solidarity surcharge and the trade tax, a tax rate of 33.07% is arrived at in calculating deferred taxes (December 31, 2004: 33.07 %).

Income reported from deferred taxes (December 31, 2004: expense) consists exclusively of the occurrence and reversal of temporary differences.

The following deferred tax liabilities, both netted and not netted, are due to temporary recognition and measurement differences in individual items and tax loss carryforwards:

Deferred taxes	12/31/2005		12/31/2004	
€ '000	Assets	Liabilities	Assets	Liabilities
Temporary differences in recognition and measurement				
Non-current assets	1,466.0	8,132.9	1,723.0	9,125.1
Current assets	692.6	122.8		232.3
Profit participation rights capital		507.1		592.9
Investment grants and subsidies	504.9		320.5	
Current liabilities	788.8	148.4	1,087.7	407.3
Non-current liabilities	3,501.9		4,775.9	
Total	**6,954.2**	**8,911.2**	**7,907.1**	**10,357.5**
Deferred tax liabilities/assets	**2,299.8**	**2,946.9**	**2,614.9**	**3,425.2**
Net deferred taxes from differences in recognition and measurement		**647.1**		**810.3**

An amount of EUR 29,300 is included in the net deferred taxes of EUR 647,100, which relates to the direct recording of the market value of the money market fund in equity without impact to income.

The key differences between expected and actual tax expense in the year under review and in the previous year are shown below:

Tax expense reconciliation	01/01/–12/31/2005 € '000	01/01/–12/31/2004 € '000
Income before income taxes	**59,941.4**	**17,910.0**
Expected tax expense at 33.07 %	19,822.6	5,922.8
Changes in the expected tax expense		
Tax impact on tax-free income	−528.3	−260.3
Income from affiliated companies without tax impact	560.9	131.0
Tax impact on non-deductible operating expenses	150.0	87.0
Deferred tax assets on loss carryforwards	29.2	0.0
Impact resulting from tax rate changes	0.0	16.6
Tax impact of previous years' tax audits	0.0	64.9
Other tax effects	−25.0	−37.8
Effective tax expense	**20,009.4**	**5,924.2**

Unreported deferred tax assets on loss carryforwards involve earnings of Brilliant 143. GmbH. Since Brilliant 143. GmbH is a company still in its start up phase, no deferred tax assets have been recognised in its respect due to uncertainty regarding the future.

5.10 Earnings per share

Earnings per share were calculated according to IAS 33. As the result of a resolution passed by the Annual Shareholder's Meeting on August 16, 2005, a capital increase from reserves took place during the year under review. The capital increase was executed by issuing 20,171,368 new shares with no par value to Company shareholders at a ratio of two new shares to one existing share. The capital increase from reserves in fiscal 2004 was executed by issuing 9,976,057 new registered shares with no par value in a ratio of 91 new shares to one existing share. Under IAS 33.64 this was taken into account in calculating earnings per share for fiscal 2005, as well as for the previous year in order to enhance comparability.

In calculating the average number of shares in 2005, the increase in share capital by EUR 6,656,500 from EUR 30,257,100 to EUR 36,913,600 resolved by the Executive Board on September 19, 2005, and entered into the commercial register on October 4, 2005, was taken into consideration.

Earnings per share	**2005**	**2004 (after capital increase)**
Net income (EUR '000)	39,932.0	11,985.8
Weighted average number of shares	31,880,156	28,653,319
Basic earnings per share in EUR	**1.25**	**0.42**

Dilution effects needed to be included in connection with employee stock options, since certain conditions had been fulfilled (refer to Section 4.11).

Earnings per share	**2005**	**2004 (after capital increase)**
Net income (EUR 000)	39,932.0	11.985.8
Weighted average number of shares	33,825,172	28,653,319
Diluted earnings per share in EUR	**1.18**	**0.42**

6. NOTES TO THE CASH FLOW STATEMENT

Liquid funds include cash and cash equivalents reported in the balance sheet.

As a result of the start-up of additional production lines during fiscal 2005 and the related increase in production and sales activities, cash provided by operating activities in fiscal 2005 totaled EUR 22,563,800 (fiscal 2004: EUR 6,357,300).

Investments in property, plant and equipment amounting to EUR 44,171,700 (fiscal 2004: EUR 34,648,200) necessitated by the sharp increase in production capacities were financed chiefly by cash proceeds from the IPO (cash from financing activities), from current operations and from receipts from investment grants and subsidies.

Changes in balance sheet items used in preparing the cash flow statement cannot be directly derived from the balance sheet, since effects from non-cash business transactions have been eliminated.

7. OTHER DISCLOSURES

7.1 Segment reporting

Q-Cells AG's primary reporting format is segmented according to geographical categories. Income, expense and other information are allocated according to the principle of the location of assets. Since almost all assets are located in Germany, all other information is also provided under the Germany segment. No additional segmentation is undertaken.

Segmentation of sales revenues according to customer location is depicted below:

	2005		2004	
	€ '000	**Share in %**	**€ '000**	**Share in %**
Germany	189,319.8	63.2	95,550.4	74.2
Other EU countries	32,927.8	11.0	18,676.8	14.6
South Africa	37,732.1	12.6	9,605.5	7.5
Rest of the world	39,389.5	13.2	4,864.3	3.7
Total	**299,369.2**	**100.0**	**128,697.0**	**100.0**
Export ratio		**36.8**		**25.8**

Secondary segment reporting is dispensed with, since Q-Cells AG is involved exclusively with the manufacture and sale of one product (photovoltaic cells – please refer to Section 5.1).

7.2 Financial instruments

The aims of controlling financial risks include the minimization of default risks arising from trade accounts receivable, securing financing of further business expansion that coincides in terms of maturities and maintaining liquidity in operating activities.

These goals are pursued using appropriate control systems. Financial instruments include both original and derivative instruments.

On the asset side, **primary financial instruments** chiefly include financial investments, receivables, other financial assets and cash and cash equivalents. Financial assets available for sale are recorded at their fair value, other financial assets are reported at amortized cost. Fair value is obtained from the market values of the relevant assets. Primary financial instruments on the liability side primarily include liabilities measured at amortized cost. The level of original financial instruments is reported on the balance sheet. If there are identifiable default risks for financial assets, these risks are reflected by bad debt allowances.

Financial instruments not recognized at fair value consist primarily of trade accounts receivable, other current assets, other non-current assets, trade accounts payable, other liabilities and non-current loans. The carrying value of cash and cash equivalents closely approximates the fair value due to the short term nature of these instruments.

In the case of receivables and payables based on normal commercial credit terms, the fair value also closely approximates the carrying value based on historical cost.

The following **derivative financial instruments** existed as of the balance sheet date.

Forward exchange contracts are used to hedge against currency risk. These transactions relate to currency hedging of significant payment flows in foreign currency from operating activities. Q-Cells AG hedges individual planned material purchases in foreign currency using forward exchange contracts depending on the significance of the transaction.

As of the balance sheet date, current forward exchange contracts were in existence in which Q-Cells AG is required to exchange currency equivalent to US $ 12 million in exchange for Euro at a predetermined exchange rate. The market valuation of these forward exchange contracts generated a negative market value of EUR 14,000 on the balance sheet date, which was charged against income in the income statement.

As of the balance sheet date, current money deposits were in existence with an original term of over three months in the amount of EUR 32.5 million at a fixed interest rate and with an option to convert the investment amount. If the predetermined reference rate for the conversion is above the exchange rate agreed for the eventual conversion at a certain date, the investment amount is converted to the agreed currency (US $). The market valuation of this derivative generated a negative fair value of EUR 137,000 on the balance sheet date, which has been recognised in profit and loss in the income statement.

7.3 Contingent liabilities and other financial commitments

Shares in associates

Please refer to Section 4.4 with respect to contingent liabilities and other financial commitments in connection with shares in associated companies.

Purchase commitments

In order to secure supply, Q-Cells AG has strengthened the area of wafer purchasing and is now also addressing intensively the up-stream links in the value-added chain.

Commitments to suppliers for purchasing wafers and silicon for 2006 to 2016 exist in the amount of EUR 1,870.9 million (December 31, 2004: EUR 997.7 million) of which EUR 246.1 million applies to 2006.

The purchase commitments to suppliers resulting from these measures to secure supplies lead to price and sales risks. We are endeavoring to mitigate these risks by matching commitments from purchase contracts with those from sales contracts.

Order commitments

Order commitments for property, plant and equipment as of December 31, 2005 amounts to EUR 7.9 million (December 31, 2004: EUR 27.3 million).

Licensing agreement

A subsidiary has acquired a technology license for a period of 15 years with exclusive usage rights covering two years. Payment of outstanding license fees in the amount of EUR 2.0 million depends on the achievement of technical milestones over the next two years. A supply agreement regarding a fixed asset associated directly with this agreement has been entered into.

The subsidiary has the option, after the initial two-year period elapses, of extending the exclusivity clause of the license on an annual basis for up to a total period of seven years.

Operating Leases

As of the balance sheet date, a number of lease agreements for private vehicles are in operation; these take the form of operating leases. Lease agreements have been concluded for a period of 36 months and do not contain specific extension or purchase options. Monthly lease rates are recorded as expense in the income statement.

During fiscal 2005 lease expenses for operating leases totaled EUR 61,700 fiscal 2004: EUR 34,200). As of December 31, 2005, lease payments totaling EUR 174,000 are still outstanding, of which EUR 82,000 is due in a year and EUR 92,000 due in one to five years.

Warranties

Q-Cells AG provides warranties for its products as manufacturer and seller of photovoltaic cells and is thus subject to guarantee risks. Q-Cells guarantees that the cells they deliver achieve at least 90% of nominal performance for ten years. Furthermore, Q-Cells guarantees performance of at least 80% of the contractually agreed minimum performance for solar modules for a period of twenty years from the date shipped from the factory and of at least 90% for a period of ten years from the date shipped from the factory. There have been no noteworthy complaints to date.

7.4 Financial risks

Security policy

Investment of capital from the IPO proceeds is undertaken only at financial institutions with high credit ratings. Investment consists of financial assets that are subject either to moderate value fluctuations or none at all. Investment is in financial assets that are readily available, in order to cover the financing and liquidity requirements for planned capital expenditures.

Liquidity risk

Appropriate financial planning instruments are utilized to control our future liquidity position. We do not foresee any liquidity bottle-necks according to current planning.

As of the balance sheet date, credit lines amounting to EUR 32,500,000 were available as either current account overdrafts or guarantee credits/letters of credit (taken up as of December 31, 2005: EUR 17,298,000 as guarantee credits/letters of credit).

Currency risk

Currency risks arise for Q-Cells primarily due to the fact that we make purchases in US $ that are not entirely offset by US $ sales. We counter these risks by monitoring currency parities on an ongoing basis and undertaking hedging transactions where necessary.

Interest rate risk

Photovoltaic systems are usually mainly financed by debt. The historically low interest rate levels and resulting low cost of debt have positively influenced the profitability of photovoltaic systems. An increase in the interest rate level would decrease profitability of photovoltaic systems due to higher debt costs and could therefore tend to depress demand for photovoltaic cells. We do not, however, anticipate a significant rise in the interest rate in either the short or the medium term.

Interest risks exist with respect to liabilities to banks, primarily long-term loans. Due to the successful capital increase under the IPO last year, our dependence on interest rates has lessened as a result of improved financing opportunities from shareholders' equity.

Please refer to Section 4.15. for information on liabilities to banks (non-current financial liabilities) and Section 4.18. (current financial liabilities).

Credit risks

There is no significant concentration of credit risk for the Group.

As part of procurement and security activities, it is sometimes necessary to make advance payments to suppliers. This also gives rise to credit risks.

The maximum credit risk is reflected in the balance sheet figures.

Prompt and capable financial control in conjunction with a customer evaluation system reduces the probability of bad debts.

Risks related to the receipts of investment grants and subsidies

The Company receives investment grants and subsidies in connection with creating and expanding capacity. Notifications issued regarding the approval of investment subsidies total c. EUR 21.0 million, of which c. EUR 17.2 million was paid out by the end of December 2005. Payment of these funds is always contingent upon the availability of such resources (EU, Federal or the State of Saxony-Anhalt) or their allocation in the budget (Federal, State of Saxony-Anhalt). Due to this contingency there is a risk of delayed payment or non-payment of the remaining amount outstanding.

These grants and subsidies, moreover, depend in principle on adherence to certain specifications and conditions that may in part be spread over a period of several years in the future. In the event that these conditions are not met, Q-Cells AG may be subject to an obligation to return the grants and subsidies achieved in part or in whole; this would have an adverse financial effect on the Company's situation.

7.5 Related party disclosures

7.5.1 Related party transactions

Related parties in the case of Q-Cells AG include: members of the Executive and Supervisory Boards, including family members, as well as Q-Cells AG companies on which Executive and Supervisory Board members and their immediate family members are in a position to exercise significant influence.

Business relationships with related parties during fiscal 2005 are presented below:

7.5.2 Remuneration of members of the Supervisory and Executive Boards

Please refer to Section 7.8 in this regard.

7.5.3 Transactions with associated companies

Please refer to Section 4.4 in regard to disclosures on associated companies.

EverQ GmbH

Q-Cells AG holds a 21.0% share in EverQ GmbH, Thalheim ('EverQ'), as of December 31, 2005.

Managing directors were Dr. Hartmut Schüning (until May of 2005) and Mr. Meendert Buurman, Manager of Strategic Business Development at Q-Cells AG (from May 2005). Thomas Schmidt, COO of Q-Cells AG, is an authorized signatory. EverQ GmbH commenced business operations in fiscal 2005 for the first time. Mr. C. Anton Milner is on the company's Supervisory Board. There was no remuneration.

A license and technology transfer agreement was concluded between Q-Cells AG and EverQ GmbH in January of 2005. No license revenues have yet recognised, since usage has not started yet.

As of December 31, 2005, claims of EUR 435,900 existed against EverQ GmbH from inter-company charges (December 31, 2004: EUR 18,900). There were no liabilities.

CSG Solar AG

Q-Cells AG holds a 23.03 % share in CSG Solar AG, Thalheim ('CSG Solar AG'), as of December 31, 2005. (December 31, 2004: 21.19 %). Three members of the Q-Cells AG Executive Board also have holdings in the company.

Mr. C. Anton Milner, CEO, via Milner Vermögensverwaltung 1.01 % (December 31, 2004: 2.75 %), Mr. Reiner Lemoine, CTO 0.39 % (December 31, 2004: 1.06 %), and Mr. Thomas Schmidt, COO 0.06 % (December 31, 2004: 0.21 %).

Dr. Thomas van Aubel (Chairman of the Supervisory Board of Q-Cells AG) is also Chairman of the Supervisory Board of CSG Solar AG. Additional members of the Supervisory Board of CSG Solar AG include Mr. C. Anton Milner (CEO of Q-Cells AG), Dr. Dinnies Johannes von der Osten, Mr. Marcel Brenninkmeijer and Dr. Christian Reitberger (members of the Q-Cells AG Supervisory Board).

The following also hold interests in CSG Solar AG: Renewable Energy Corporation AS, Høvik, Norway ('REC') (23.03 %), APAX Europe V.A.-L.P. (23.03 %), Good Energies Investments B.V., Amsterdam, the Netherlands (11.45 %), IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg ('IBG') (3.07 %), and Dr. van Aubel via TVVG Solarbeteiligungen GmbH (1.09 %).

Claims against CSG Solar AG as of December 31, 2005, were EUR 6,400 (December 31, 2004: EUR 2,100). There were no liabilities. Rental and other income amounted to EUR 8,800 in fiscal 2005 (fiscal 2004: EUR 0.0).

7.5.4 Transactions with suppliers, customers and consultants

REC Group

Marcel Brenninkmeijer, Supervisory Board member of Q-Cells AG, is the president and delegate of the Supervisory Board of Good Energies AG, Basel, Switzerland, and member of management of Good Energies Investments B.V., Amsterdam, the Netherlands ('GEI'). Good Energies AG are investment advisors of GEI. Mr. Brenninkmeijer holds an indirect minority interest in GEI.

GEI in turn has holdings in Q-Cells AG. At the same time, GEI has a significant interest in Renewable Energy Corporation ASA, Høvik, Norway ('REC'). Mr. Brenninkmeijer is a member of the REC Supervisory Board.

REC became an investor as third partner in EverQ GmbH with a 15.0% share starting on November 25, 2005. In this connection, REC acquired shares of EverQ GmbH from Q-Cells AG at a price of EUR 1,170,000 plus interest.

Q-Cells AG has the following customer and supplier relationships with REC and its subsidiaries ScanModule AB, Glava, Sweden ('ScanModule'), ScanCell AS, Narvik, Norway ('ScanCell'), and ScanWafer ASA, Høvik, Glomfjord, Porsgrunn, Norway ('ScanWafer'):

Customer relationships

During fiscal 2004 deliveries of solar cells to ScanModule were in the amount of EUR 3,626,000, to ScanCell in the amount of EUR 382,300 and to ScanWafer in the amount of EUR 102,000.

Supplier relationships

ScanWafer is an important supplier for Q-Cells AG. Long-term wafer supply agreements are in effect, totaling EUR 56.7 million in fiscal 2005 (fiscal 2004: EUR 28.6 million).

As of December 31, 2005, liabilities to ScanWafer in the amount of EUR 4,911,800 (December 31, 2004: EUR 2,800) were in existence.

Q-Cells AG was a distributor for ScanCell until January of 2004. During fiscal 2004, the purchasing volume was EUR 296,100. From February 2004 onwards Q-Cells marketed cells for ScanCell in the role of commission agent. The marketed volume for ScanCell in fiscal 2005 was EUR 22.1 million (fiscal 2004: EUR 16.0 million). Sales revenues realized in conjunction with the nature of the commission business result in consideration payments of ScanCell of EUR 266,000 (fiscal 2004: EUR 270,100). Liabilities from this business total EUR 177,900 as of December 31, 2005 (December 31, 2004: EUR 1,874,200).

The volume marketed for ScanModule during fiscal 2005 equals EUR 13,756,400 (fiscal 2004: EUR 6,881,400). As of December 31, 2005, liabilities from overpayments to ScanModule existed in the amount of EUR 106,100 (fiscal 2004: trade accounts receivable of EUR 3,187,700).

Consulting services

In 2004 a verbal agreement was concluded between Q-Cells AG and REC with regard to sales and marketing support services on the part of Q-Cells AG in Norway. Consulting services amounted to EUR 8,800 in fiscal 2005 (fiscal 2004: EUR 70,400).

Immo Ströher

Immo Ströher, member of the Q-Cells AG's Supervisory Board, holds an interest in Solon AG für Solartechnik, Berlin ('Solon AG'), where he is Chairman of the Supervisory Board. Mr. Ströher holds a significant interest in Mithril GmbH, Darmstadt ('Mithril'). Mithril in turns has significant holdings in Solon AG with its subsidiaries Solon Nord GmbH, Greifswald ('Solon Nord') and Solon Photovoltaik GmbH, Berlin ('Solon PV').

Moreover, Immo Ströher has holdings in Q-Cells AG via Ströher Finanzholding AG, Zug, Switzerland. Mr. Ströher also holds a minority interest in Energy Valley AG, Meggen, Switzerland ('Energy Valley'), which is also a shareholder in Q-Cells AG.

Mr. Ströher has an indirect interest in EnTech GmbH, Kufstein, Austria (Entech) via Ströher Solar GmbH. Holdings of Ströher Solar GmbH, Darmstadt, in Q-Cells AG and in ASS Automotive Solarsystems GmbH, Erfurt (ASS), were terminated during the fiscal year.

Q-Cells AG achieved sales revenues of EUR 55.3 million in the past fiscal year with Solon Nord, Solon PV and ASS (fiscal 2004: EUR 36.1 million). Purchasing volumes from these companies totaled EUR 2.7 million (fiscal 2004: EUR 0.2 million). As of December 31, 2005, receivables were outstanding from the companies in the amount of EUR 5.3 million (December 31, 2004: EUR 6.0 million).

Solon AG granted Q-Cells AG a loan of EUR 5.0 million in fiscal 2005. The loan has an interest rate of EURIBOR plus 1.5% p.a. and is being repaid from January 1, 2006, in 15 monthly installments. Interest expense on this loan was EUR 51,000 in fiscal 2005.

Energy Valley introduced Q-Cells AG to its largest silicon supply contract in 2004, with a total volume of some EUR 35.0 million. The supply agreement runs until the end of 2008 and includes other fixed conditions; it assures raw material procurement for Q-Cells AG's further expansion. At the beginning of 2005 additional short-term supply quantities were procured from the same supplier (totaling c. 1.5 million). During fiscal 2005, along with the procurement-related supply agreements, corresponding sales-related delivery agreements with respect to photovoltaic cells or modules have been included for Energy Valley or its subsidiary (Solarsquare AG).

In this connection Q-Cells AG has agreed to certain contractual requirements with Energy Valley or Solarsquare AG in relation to cells manufactured from these silicon quantities:

- Q-Cells AG is required to allow photovoltaic modules to be manufactured from photovoltaic cells it produces from this silicon and to supply them to Solarsquare AG at specified fixed prices. The supply agreement has a total volume of c. EUR 89.0 million. Supply quantities and supply schedules correspond chronologically to and depending on silicon supplies; the silicon supply agreement has a term that ends at the close of 2008.

- With respect to the remaining portion of cells produced by Q-Cells AG from this silicon, Q-Cells AG and Solarsquare AG have concluded a supply agreement at certain fixed prices, with Energy Valley providing guarantees to Q-Cells AG over Solarsquare AG's payment obligations arising from this supply agreement to a maximum of EUR 10.0 million. The supply agreement covers a total volume of c. EUR 153.0 million. Q-Cells AG has marketed these cells based on exclusive rights to its own customers under long-term sales agreements. Q-Cells AG receives variable commission payments from Solarsquare AG for this marketing activity, which starts in 2006.

- In connection with this agreement, Q-Cells AG has extended a loan to Solarsquare AG in the amount of EUR 5.0 million, guaranteed by Energy Valley. It is anticipated that repayment of the loan is to occur primarily by means of offsetting those amounts that Q-Cells AG is required to pay to Solarsquare AG based on the agreement described above.

Q-Cells AG achieved sales revenue with Solarsquare AG in the amount of EUR 3,946,400. As of December 31, 2005, the Company had trade accounts receivable due from Solarsquare AG of EUR 1,983,700.

In an ad hoc release in January 2006, CENTROSOLAR AG, Munich, reported that it had taken over Solarsquare AG, Lucerne, Switzerland.

Legal advice from law firm van Aubel

Dr. Thomas van Aubel is the Chairman of Q-Cells AG's Supervisory Board. He and related parties are shareholders in Q-Cells AG via TVVG Solarbeteiligungen GmbH, Berlin, capitalnetworks.de GmbH, Berlin, and Pluto 2001 GmbH, Berlin. He advised Q-Cells AG in legal matters, until December 31, 2004, as partner in the legal offices of Bezzenberger, since January 1, 2005, as partner in the legal offices of van Aubel Rechtsanwälte (Attorneys), Berlin.

As of December 31, 2005, liabilities to the legal offices in the amount of EUR 117,700 (December 31, 2004: EUR 0.0) exist. In fiscal 2005 legal costs of EUR 601,800 were incurred with the legal offices of van Aubel Rechtsanwälte (fiscal 2004: EUR 120,200).

The legal offices of van Aubel Rechtsanwälte, Berlin, rendered services for Brilliant 143. GmbH, Thalheim (renamed on February 7, 2006, to Calyxo GmbH) at a cost of EUR 4,600. Liabilities exist in the amount of EUR 4,600 vis-à-vis the legal offices as of December 31, 2005.

7.5.5 Services from a company that is a related party of a member of the Executive Board

A business relationship exists with regard to services of a company that belongs to a related individual of a member of the Executive Board. This company rendered services to Q-Cells AG during fiscal 2005 in the amount of EUR 652,700 (fiscal 2004: EUR 1,059,600). As of December 31, 2005, liabilities from this business relationship in the amount of EUR 52,300 (December 31, 2004: EUR 5,200) existed. The Executive Board member concerned did not take part in contract negotiations and contractual conditions are such as would apply in if this were an arrangement with an independent third party.

7.5.6 Other

A member of Q-Cells AG's Executive Board, Mr. Reiner Lemoine, is shareholder and member of the Supervisory Board of Solon AG.

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg ('IBG'), is a shareholder in Q-Cells AG. Dr. Dinnies Johannes von der Osten is the managing director of IBG; he is also a member of Q-Cells AG's Supervisory Board.

IBG has entered into a partial profit transfer agreement with Q-Cells AG (contract concerning the establishment of a silent company). Please refer to Section 4.22 for additional details.

Total remuneration from the partial profit transfer agreement amounted to EUR 402,000 (fiscal 2004: EUR 402,000).

Guarantees/suretyships on the part of board members in favor of the company

Moreover, the members of the Executive Board, C. Anton Milner and Reiner Lemoine have assumed guarantees with respect to the Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH ('MBG') and Reiner Lemoine together with two other founders with respect to IBG regarding repayment of undisclosed contributions and other payments (see Section 4.22).

7.6 Audit fees

The fees recorded as expense for the external audit on the part of KPMG Deutsche Treuhand-Gesellschaft amounted to EUR 272,000 in fiscal 2005; for other confirmation services, particularly as part of the IPO, EUR 1,176,700, as well as for other services EUR 40,600 were recorded as expenses.

7.7 Employees

During the year on average, excluding the Executive Board, 670 (previous year: 335) individuals were employed, of which 489 were in the production area and 181 engaged in commercial activities. On average during the year 22 trainees were employed at Q-Cells AG.

7.8 Remuneration of governing bodies

Remuneration of the Executive Board during fiscal 2005 was as follows:

Executive Board member	Fixed remuneration € '000	Variable remuneration € '000	Stock options granted at fair value € '000	Total € '000
C. Anton Milner	170.6	235.8	0.0	406.4
Reiner Lemoine	135.0	182.7	0.0	317.7
Thomas Schmidt	130.4	177.4	330.6	638.4
Dr. Hartmut Schüning	160.9	190.7	329.0	680.6
Total 2005	**596.9**	**786.6**	**659.6**	**2,043.1**
Total 2004	**364.3**	**537.2**	**62.7**	**964.2**

Remuneration of the Supervisory Board during fiscal 2005 was as follows:

Supervisory Board member	Fixed remuneration € '000	Variable remuneration € '000	Fixed and variable remuneration for committee work € '000	Total € '000
Dr. Thomas van Aubel	30.0	16.0	5.8	51.8
Dr. Dinnies Johannes von der Osten	22.5	12.0	10.4	44.9
Marcel Brenninkmeijer	15.0	8.0	6.7	29.7
Dr. Christian Reitberger	15.0	8.0	7.2	30.2
Immo Ströher	15.0	8.0	3.8	26.8
Frauke Vogler	6.2	3.3	4.8	14.3
Anja Klepp	6.2	2.7	0.0	8.9
Uwe Schmorl	6.2	3.3	0.0	9.5
Constanze Schmidt	6.2	3.3	0.0	9.5
Hartmut Karcher	1.3	1.3	0.0	2.6
Total 2005	**123.6**	**65.9**	**38.7**	**228.2**
Total 2004	**81.0**	**0.0**	**0.0**	**81.0**

7.9 Members of the governing bodies

The following acted as members of the Executive Board in 2005:

- C. Anton Milner (Chairman of the Board, CEO), Engineer (Chemistry), MBA, Berlin,
- Reiner Lemoine (CTO), Engineer (Aeronautics), Berlin,
- Thomas Schmidt (COO), Information Technology, Aschaffenburg,
- Dr. Hartmut Schüning (CFO), graduate in Business Studies, Dr. rer. pol., Hamburg.

C. Anton Milner is member of the Supervisory Boards of CSG Solar AG, Thalheim, and EverQ GmbH, Thalheim, and on the Advisory Committee of Brilliant 143. GmbH, Thalheim (since February 7, 2006: Calyxo GmbH).

Reiner Lemoine is a member of the Supervisory Board of Solon AG für Solartechnik, Berlin and on the Advisory Committee of Brilliant 143. GmbH, Thalheim (since February 7, 2006: Calyxo GmbH).

Dr. Hartmut Schüning is a member of the Advisory Committee of Brilliant 143. GmbH, Thalheim (since February 7, 2006: Calyxo GmbH).

The following acted as members of the Supervisory Board in fiscal 2005:

- Dr. Thomas van Aubel (Chairman of the Supervisory Board), Attorney at law (van Aubel Rechtsanwälte), Berlin,
- Dr. Dinnies Johannes von der Osten (Vice Chairman of the Supervisory Board), Managing Director of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Berlin,
- Marcel Brenninkmeijer, President and delegate of the Supervisory Board of Good Energies AG, Basel, Switzerland, member of management of Good Energies Investment B.V., Amsterdam, the Netherlands,
- Dr. Christian Reitberger, Physicist, Partner in APAX Partners Beteiligungsberatung GmbH, Berg,
- Immo Ströher, Entrepreneur and Investor in the field of renewable energies industry, Darmstadt,
- Frauke Vogler (from August 2005), Attorney at law, Tax adviser, Berlin,
- Anja Klepp (Employee representative, August 2005 until November 2005), Engineer/Economist, Magdeburg,
- Uwe Schmorl (Employee representative from August 2005), Production Manager, Wolfen,
- Constanze Schmidt (Employee representative from August 2005), Graduate in Business Studies, Wolfen,
- Hartmut Karcher (Employee representative from November 2005), Operator, Sandersdorf.

Dr. Thomas van Aubel is a member of the Supervisory Board and other controlling committees of CSG Solar AG, Thalheim, Capsulution NanoScience AG, Berlin (until December 2005), content Pro AG, Berlin (until February 2005) and ebuero AG, Berlin (March to August 2005).

Dr. Dinnies Johannes von der Osten is a member of the Supervisory Board and other controlling committees of CSG Solar AG, Thalheim, Scienion AG, Berlin, Codixx AG, Magdeburg, Probiogen AG, Berlin, Mitteldeutsche Erfrischungsgetränke GmbH & Co. KG, Leißling, Novosom AG, Halle/Saale (until July 2005), and Icon Genetics AG, Munich (until July 2005).

Marcel Brenninkmeijer is a member of the Supervisory Boards and other controlling committees of CSG Solar AG, Thalheim, Renewable Energy Corporation ASA, Høvik, Norway, PowerFluid AS, Høvik, Norway, (until December 2005), NorFurnace AS, Ornes, Norway (until May 2005), as well as SiTech AS, Høvik, Norway (until July 2005).

Dr. Christian Reitberger is a member of the Supervisory Boards of CSG Solar AG, Thalheim, Elliptec Resonant AG, Dortmund, Webraska S.A., Maisons-Laffitte, France, as well as 12snap AG, Munich.

Immo Ströher is a member of the Supervisory Boards of Solon AG, Berlin, as well as of Autania AG, Kelkheim in the Taunus.

7.10 Declaration on German Corporate Governance Code

The declaration required under Section 161 of the AktG (German Corporation Act) on the German Corporate Governance Code was submitted and may be viewed by shareholders on the Internet (www.q-cells.com).

7.11 Events after the balance sheet date

No significant events have occurred since the balance sheet date.

7.12 Release for publication

Q-Cells AG's Executive Board has released the present consolidated financial statements according to IFRS for forwarding to the Supervisory Board on February 27, 2006. The Supervisory Board's task is to review the consolidated financial statements and to declare whether it ratifies said statements.

Thalheim, February 27th, 2006

Q-Cells AG's Executive Board

ANTON MILNER	**REINER LEMOINE**	**THOMAS SCHMIDT**	**DR. RER. POL. HARTMUT SCHÜNING**
CEO	CTO	COO	CFO

AUDITOR'S REPORT

We have granted the unqualified audit opinion as follows:

We have audited the consolidated financial statements prepared by the Q-Cells AG, Thalheim, Germany, comprising the consolidated balance sheet, the consolidated income statement, consolidated statement of changes in equity, consolidated cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the group management report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (HGB) are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a(1) HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Leipzig, March 13, 2006
KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT
SIEGEL
BERLIN UND FRANKFURT a. M.

Liebers
Wirtschaftsprüfer

Nötzel
Wirtschaftsprüferin

FINANCIAL CALENDAR 2006

May 16	Publication First Quarter 2006 Report
June 29	Annual General Meeting in Berlin
August 14	Publication Second Quarter 2006 Report
November 14	Publication Third Quarter 2006 Report

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
Guardianstraße 16
D-06766 Thalheim
www.q-cells.com

Investor Relations
Stefan Lissner
TEL + 49 (0)3494 66 8-887
FAX + 49 (0)3494 66 8-777
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL + 49 (0)3494 66 8-8107
FAX + 49 (0)3494 66 8-777
MAIL s.dietrich@q-cells.com

Concept and Design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg









CONTACT Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610

MAIL q-cells@q-cells.com
WEB www.q-cells.com


CELLS